. . 10/31

02055728

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chugai Pharmaceutical Co., Ltd

*CURRENT ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34668 FISCAL YEAR 3-31-02

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12G3-2B (INITIAL FILING)	☐		*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 11/5/02

File Number: 82-34668

Attachment 1

ANNUAL REPORT 2002



For the Well-Being of People Worldwide

A R/S
3-31-02

02 OCT 31 AM 8:59

CHUGAI PHARMACEUTICAL CO., LTD.

Contents

Chugai Pharmaceutical Co., Ltd., has long been considered one of Japan's most forward-looking and dynamic pharmaceutical companies. And now, Chugai has entered into a strategic alliance with Switzerland-based F. Hoffman-La Roche Ltd., one of the world's top pharmaceutical companies.

While prescription pharmaceuticals are its primary strength, Chugai also boasts a solid position in the Japanese market for nonprescription products. The Company consistently invests around 20% of its net sales in R&D, targeting Cardiovascular Diseases field and other key therapeutic domains. The Company has created and continues to develop the markets for two important biopharmaceuticals: *Epogin*® (epoetin beta), a recombinant human erythropoietin for treating anemia associated with chronic renal failure, and *Neutrogin*® (lenograstim), a recombinant human granulocyte-colony stimulating factor (rG-CSF) for neutropenia associated with chemotherapy—marketed as *Granocyte* outside Japan.

Dedicated to adding exceptional value through the creation of innovative medical products and services, Chugai aims to contribute to the health and well-being of communities worldwide.



Financial Highlights

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note)
	2002	2001	2000	**2002**
For the year:				
Net sales	**¥211,705**	¥203,005	¥195,506	**$1,591,767**
Operating income	**26,709**	30,243	29,978	**200,820**
Research and development expenses	**47,845**	41,189	39,993	**359,737**
Net income	**14,598**	15,500	8,761	**109,759**
Amounts per share (Yen and U.S. dollars):				
Net income (basic)	**¥ 57.93**	¥ 61.70	¥ 35.53	**$ 0.44**
Cash dividends	**16.00**	16.00	13.00	**0.12**
At year-end:				
Total assets	**¥349,226**	¥340,174	¥321,087	**$2,625,759**
Interest-bearing debt	**70,093**	70,402	75,181	**527,015**
Number of outstanding shares	**252,068,564**	252,000,233	249,159,719	

Note: The U.S. dollar amounts have been translated from Japanese yen at the rate of ¥133 to US$1.00, the exchange rate prevailing on March 31, 2002.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements pertaining to the business and prospects of the Company. These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Dear Fellow Shareholders & Investors



A strategic alliance entered into with F. Hoffman-La Roche Ltd. (Roche) was the most important event for the Chugai Group in fiscal 2002, ended March 31, 2002. By ensuring close operational coordination with Roche, which will become the Company's most important business partner, this alliance places

Sixth Consecutive Year of Growth in Net Sales

On a consolidated basis, Chugai recorded ¥211.7 billion in net sales, ¥26.7 billion in operating income, and ¥14.6 billion in net income. Despite a turbulent operating environment and such challenges as the Japanese government's efforts to reign in medical expenses and the intensification of global competition, the Group was able to increase consolidated net sales for the sixth consecutive fiscal year.

This strong performance reflected the strength of Chugai's core prescription pharmaceutical business. Our mainstay product *Epogin*® (epoetin beta), a recombinant human erythropoietin for treating anemia associated with chronic renal failure, made a significant contribution to Group performance that reflected the May 2001 launch of the drug in a prefilled syringe version. Robust sales of prescription pharmaceuticals thus offset a decline in nonprescription product sales. This, and the depreciation of the yen, boosted Chugai's consolidated net sales to ¥211.7 billion, up 4.3% from the fiscal 2001 level.

The Chugai Group maintains high R&D investment levels corresponding to approximately 20% of consolidated net sales. In fiscal 2002, we proactively expanded our R&D programs, particularly those related to antibody drugs, resulting in a rise in R&D expenses—including those of Gen-Probe Incorporated—of 16.2%, to ¥47.8 billion, or 22.6% of net sales.

V's 21 Medium-Term Management Plan

In line with its vision for the 21st century—contributing to health and well-being throughout the world as a global pharmaceutical company—Chugai has been drafting and implementing new management plans at three-year intervals since 1995; these plans have involved diverse reform initiatives. Our current plan, the V's 21 medium-term management plan, has been designed to cover the three years through March 2004 and to promote the creation of new business paradigms and the implementation of additional internal reforms. The plan was drafted based on our recognition that overcoming global competition amid a rapidly changing operating environment

Chugai Pharmaceutical Co., Ltd., among the top Japanese pharmaceutical companies and positions it for a new surge in corporate growth as a dynamic R&D-oriented pharmaceutical company with a global business base.

will require proactive efforts to build new business models and strengthen management systems.

The most important elements of the V's 21 plan are the positioning of prescription pharmaceutical operations as Chugai's core business and measures to increase the concentration of corporate resources in carefully selected strategic business fields. The Company is aggressively investing resources in projects with the potential to enable a renewed surge of corporate growth. In particular, we are building and reinforcing our research systems to make them capable of sustained productivity, augmenting our steadily progressing product development programs in Japan and overseas, and bolstering our marketing base by continually launching and promoting sales of revolutionary and profitable new drugs. By implementing such strategies, we are aiming to rise rapidly in the ranks of global pharmaceutical companies.

Alliance with Roche

Companies seeking to do business in the biopharmaceutical and other leading-edge drug fields have to invest substantial amounts of time and money in R&D programs. To overcome international competition, they must create research, development, and manufacturing systems with units in all three of the world's principal drug markets—the United States, Europe, and Japan. Moreover, the operating environment in Japan is becoming increasingly harsh due to such factors as the government's drug reimbursement price reductions and other efforts to contain medical costs. In view of all these factors, Chugai management concluded that Chugai should enter the alliance with Roche *as a means of ensuring Chugai's* sustained development into the future.

Switzerland–based Roche is among the world's top pharmaceutical companies with regard to biopharmaceutical manufacturing technologies and the building of platforms for genomic drug discovery programs and pharmaceutical operations. We believe that Roche is the most suitable partner, with its capabilities for cooperating with Chugai in a full range of biopharmaceutical research, development, and manufacturing activities on a global basis.

In addition, Roche's Chairman and CEO, Dr. Franz B. Humer and I share many ideas regarding management ideals and methods. This was another key factor convincing us that Roche is Chugai's ideal *partner. One key thing we have in common* is an appreciation of the concept of "think globally, act locally," which gives insight into the reason why Chugai is maintaining its management autonomy. Although Chugai's shareholder structure will greatly change upon Roche's upcoming acquisition of a 50.1% stake, Chugai will continue to be a company with a comprehensive array of capabilities in areas ranging from research through marketing.

New Era of Corporate Development

One important step of this alliance between Chugai and Roche on a global basis is the integration with Nippon Roche K.K., which is scheduled for October 2002. Following this integration, Chugai will pursue its goal of realizing a surge in corporate development directed at becoming one of Japan's top R&D-oriented pharmaceutical companies with a global business base. There is minimal operational-, functional-, or product-related duplication or overlap between Chugai and Nippon Roche, and the two companies' medium-to-long-term drug development pipelines complement each other greatly in such strategic therapeutic domains as Oncology field, Renal Diseases field, and Bone/Joint Diseases field. We also expect to realize various synergies through the integration of the companies' marketing functions. In view of this, we are expecting the integration to generate great benefits, both in the short term and the medium-to-long term.

Quite different from conventional corporate acquisitions and mergers, the alliance with Roche is designed to establish a new business model. We would like to express our thanks to Chugai shareholders for their understanding of the measures we are taking in line with the Company's strategic goals. As a member of the Roche Group, Chugai will have still greater capabilities for generating new value through the provision of innovative products and services, and the Company will work tirelessly to contribute to the health and well-being of communities worldwide.

September 2002



Osamu Nagayama
Chairman, President and CEO

Drug Discovery and Technologies

Chugai has used genomic drug discovery tools in its pharmaceutical R&D since the 1980s. The Company is continuing to conduct R&D with cutting-edge drug discovery technologies to produce innovative new products, particularly in the fields of antibody drugs and vitamin D derivatives.

Chugai and Biotechnologies

Chugai has been implementing drug discovery approaches that target specific genes since the 1980s. In fact, although the concept of genomic drug discovery is often referred to today as a new innovation, Chugai has consciously been striving to utilize genomic data in its drug discovery programs for around 20 years. As a result, Chugai was the first Japanese company to develop and market such epochal biopharmaceuticals as *Epogin®* and the recombinant human granulocyte-colony stimulating factor *Neutrogin®/Granocyte®*, which remain among the Company's mainstay products.

Drug Discovery Technologies

Chugai's drug discovery strengths stem from technological capabilities that are among the most sophisticated to be found in a Japanese pharmaceutical company. The Company uses numerous customized technologies effectively to discover and functionally analyze genes. Building on this technological base, the Company has mounted full-scale genomic drug discovery programs that are focused primarily on four strategic therapeutic domains: Oncology field, Renal Diseases field, Bone/Joint Diseases field, and Cardiovascular Diseases field.

Our technological base includes transgenic animal engineering technologies that facilitate the functional analysis of genes and antibody engineering technologies that enable the design and artificial preparation of antibodies. In addition, we employ bioinformatics for the highly efficient utilization of huge quantities of genomic and other biological data.

The Company also employs technologies obtained from cooperative research with other companies and numerous institutions on such projects as combinatorial chemistry for the speedy and systematic generation of diverse compounds and structure-based drug design (SBDD) to design low-molecular-weight compounds that bond with target proteins. A recent alliance with U.S.–based Immusol Incorporated provides for the use of Immusol's gene inactivation technology to support Chugai's discovery and validation of drug target genes relating to cancer metastasis.

Chugai is also actively involved in many collaborative projects among industry and academia as well as government concerns, including those dealing with DNA array technology and single nucleotide polymorphism analysis. The Company's cooperative efforts with research institutes and several other initiatives are aimed at enabling the utilization of additional leading-edge technologies and strengthening its research capabilities. Activities in this area include participation with other companies in the May 2001 establishment of the Reverse Proteomics Research Institute and the May 2002 establishment of Singapore-based PharmaLogicals Research Pte. Ltd. These activities allow Chugai to draw on diverse highly advanced technologies and information as it undertakes unique genomic drug discovery programs.

Antibody Drugs (Therapeutic Antibodies)

The advanced genetic engineering technologies created in the course of biopharmaceutical R&D programs play key roles in Chugai's antibody drug research. Antibody drugs are therapeutically useful as they bind to target molecules associated with diverse diseases. Through such advances as the introduction, in 1990, of humanized antibody technologies, the Company has played a leading role in initiating the development of antibody drugs, which have immense potential.



Transgenic Technologies
Gene Inactivation Technologies
Antibody Engineering
High-Yield Protein Expression
Humanized Antibody Preparation
Mass Production of Proteins
Genome Research
Functional Analysis
Target Molecule Identification
Preclinical/ Clinical Development
Antibodies
Proteins
Lead Compound Discovery
Optimization
Low-Molecular-Weight Compounds (Vitamin D Derivatives, etc.)
Pathophysiological Knowledge
High-Throughput Screening
SBDD
Pharmaco/Toxico Genomics
Chemical Library/Natural Product Library
Combinatorial Chemistry
Bioinformatics/Genetic Information Database

Antibody drug R&D programs require highly sophisticated technological capabilities, and Chugai has cultivated outstanding competence in such areas as transgenic animal engineering and antibody engineering. The Company has accumulated technologies for the mass manufacture of macromolecular proteins through strategic acquisitions from outside sources as necessary. In addition, with the intent of improving manufacturing productivity, Chugai has firmly established these technologies as well as technologies for the processing of these proteins into high-quality pharmaceuticals within the Company, allowing Chugai to become a leader among Japanese companies in the development of antibody drugs and other biopharmaceuticals.

Using the growing volume of genome-related information available daily and its integrated and highly efficient antibody drug R&D operations, Chugai has established a genomic antibody drug discovery system. While strategically emphasizing investments related to this system, the Company is dynamically orchestrating R&D programs to expeditiously bring the benefits of genomic drug discovery activities to healthcare consumers.

As a result, Chugai has been able to generate several antibody drug candidates, including a number in preclinical development stages. Three humanized monoclonal antibodies (mAbs)—MRA, AHM, and CAL—are undergoing clinical trials. To ensure these antibodies' approval and marketing within several years, the Company has already started to construct antibody drug manufacturing facilities that are scheduled to begin full-scale operations in early 2004.

Vitamin D Derivatives

Chugai is one of the few companies in the world to be investigating a large number of unique vitamin D derivatives. In combination with its clinical development experience, this gives the Company strong international competitiveness. In particular, Chugai's accumulated knowledge and know-how related to the bioactivity of vitamin D derivatives are expected to enable the development of therapeutic drugs.

Chugai has already developed and begun marketing three vitamin D derivative drugs. *Alfarol*® (alfacalcidol), an activated vitamin D_3 agent mainly for treating osteoporosis, has been well received in Japan. The remaining two products include the vitamin D_3 derivative maxacalcitol as their active ingredient. The first of these products, *Oxarol*® (injection), is the first agent approved in Japan for treating secondary hyperparathyroidism in hemodialysis patients and has been on the market since September 2000. The second, an ointment formulation of *Oxarol*® was launched in October 2001 for the treatment of chronic and refractory psoriasis, and the Company has transferred domestic marketing rights for this product to Maruho Co., Ltd.

Additional contributions to Chugai's profitability are expected from other vitamin D-related drug candidates under development, which include ED-71, an agent for the treatment of osteoporosis.

Blood-Screening Technologies

Chugai's subsidiary Gen-Probe Incorporated develops systems for screening donated blood. Gen-Probe has gathered a wide variety of technologies related to the testing of nucleic acids (DNA and RNA), which is a rapidly growing field within the diagnostics industry. Building on these technologies, Gen-Probe has captured an approximately 70% share of the U.S. blood-screening market.

Gen-Probe's transcription-mediated amplification (TMA) technology, which has been patented in the United States and several other countries, can amplify the nucleic acids of target organisms more than one billion times in under an hour. TMA technology has been used to develop nucleic acid testing (NAT) diagnostics, including the HIV-1/HCV Assay, which detects both the human immunodeficiency virus (HIV) and the hepatitis C virus (HCV) in donated blood. This assay can greatly shorten the "window period," which is the period subsequent to infection until viruses can be detected, and thereby increase the safety of donated blood. The HIV-1/HCV Assay has already been approved in the United States and 11 other countries. It was the first blood-screening product using NAT technology to be approved in the United States.

Gen-Probe is also developing TIGRIS, a high-throughput, fully automated assay system as well as a Triplex TMA NAT assay for the simultaneous detection of HIV, HCV, and the hepatitis B virus (HBV). Such products are expected to further accelerate Gen-Probe's growth.

Our blood-screening business is being developed through a strategic alliance with U.S.–based Chiron Corporation, which holds HCV-related patents. Under this arrangement, Chiron is responsible for sales, marketing, and distribution.

Accompanying the implementation of its strategic alliance with Roche, Chugai will spin Gen-Probe off by distributing its 100% shareholding in Gen-Probe to Chugai shareholders through a capital reduction. Gen-Probe will make an initial public offering on NASDAQ in the United States in mid-September 2002.

Chugai is aggressively proceeding with domestic and overseas R&D programs in four strategic therapeutic domains: Oncology field, Renal Diseases field, Bone/Joint Diseases field, and Cardiovascular Diseases field. The Company's R&D expenses during fiscal 2002 amounted to ¥47.8 billion, or 22.6% of consolidated net sales.

Global R&D Network

Chugai has built a global R&D network with bases in Japan, Europe, and the United States, and its pharmaceutical-centered operations are being simultaneously developed in each of these three principal business regions.

Exploratory pharmaceutical research and drug development is carried out in Japan through a Chugai Group R&D network centering on the Fuji Gotemba Research Laboratories. This facility cooperates closely with the Tsukuba Research Laboratories, which focus on antibody drugs, as well as Chugai Pharma U.S.A., LLC (previously Chugai Biopharmaceuticals, Inc.), and C&C Research Laboratories, a Korea-based joint venture. The Company has moved to further boost the quality and speed of its R&D operations by establishing the Chugai Research Institute for Medical Science, Inc., through the October 2001 merger of two wholly owned subsidiaries—Chugai Research Institute for Molecular Medicine Inc. and CSK Research Park Inc.

To create a base for genomic drug research in Southeast Asia, Chugai recently participated in the establishment of Singapore-based PharmaLogicals Research Pte. Ltd. with Biostar Research Pte. Ltd., a fully owned subsidiary of Mitsui & Co., Ltd., and the Central Institute for Experimental Animals. PharmaLogicals will integrate Chugai's drug discovery technologies with information on disease analysis and gene analysis using animal models to gain valuable information for drug discovery.

Clinical trials are also conducted in Japan and overseas through close collaboration between the head office, Chugai Pharma U.S.A., and Chugai Pharma Europe Ltd.

In the area of diagnostics, Gen-Probe independently uses TMA and other technologies to develop DNA diagnostics. Gen-Probe will be spun off from the Chugai Group in advance of the implementation of Chugai's strategic alliance with Roche. In addition, Chugai will sell all its shares of a Japan-based subsidiary engaged in the diagnostics business—Chugai Diagnostics Science Co., Ltd.—to major diagnostic reagent manufacturer Fujirebio Inc. on September 30, 2002.



Chugai Lilly Clinical Research Co., Ltd. (CLCR)

Chugai and Eli Lilly Japan K.K. established CLCR in April 1999 to handle the clinical development for the Japanese market of certain compounds owned by U.S.–based Eli Lilly and Company. Reflecting the rapid strengthening of Eli Lilly Japan's own clinical development capabilities, CLCR is scheduled to be dissolved at the end of December 2002, and the company's operations are to be shifted to Eli Lilly Japan.

Accompanying this change, Chugai and Eli Lilly have agreed to make certain changes that are favorable to Chugai regarding the marketing rights for LY139481 HCl (raloxifene HCl), a selective estrogen receptor modulator for the treatment of osteoporosis in post-menopausal women that the two companies have been cooperatively developing.

Domestic Development Pipeline

Stage	Code Name (Generic Name)	Expected Indications *Additional Indications	Remarks	Dosage Form	Origin
Filed	EPOCH (epoetin beta)	*Anemia in premature infants	Recombinant human erythropoietin	Subcutaneous injection	In-house
	EPOCH (epoetin beta)	*Predeposit of autologous blood transfusion	Recombinant human erythropoietin	Subcutaneous injection	In-house
	PB-94 (sevelamer HCl)	Hyperphosphatemia	Phosphate binding agent	Tablet	Genzyme; Codeveloped with Kirin Brewery
	CGS20267 (letrozole)	Breast cancer in postmenopausal women	Aromatase inhibitor	Tablet	Codeveloped with Novartis Pharma
	AVS (nicaraven)	Subarachnoidal hemorrhage	Hydroxyl radical scavenger	Injection	In-house
	LY139481 HCl (raloxifene HCl)	Osteoporosis in postmenopausal women	Selective estrogen receptor modulator (SERM)	Tablet	Codeveloped with Eli Lilly Japan
Phase III	SG-75 (nicorandil)	*Acute heart failure	Potassium channel opener	Injection	In-house
Phase II/III	FS-69	Enhancement of ultrasound images	Ultrasound contrast agent for diagnostic imaging	Injection	Alliance
Phase II	ED-71	Osteoporosis	Activated vitamin D derivative	Oral	In-house
	MRA	Rheumatoid arthritis	Humanized anti-human IL-6 receptor mAb	Injection	In-house
	MRA	Crohn's disease	Humanized anti-human IL-6 receptor mAb	Injection	In-house
	MRA	Castleman's disease (orphan drug)	Humanized anti-human IL-6 receptor mAb	Injection	In-house
	MRA	Juvenile idiopathic arthritis	Humanized anti-human IL-6 receptor mAb	Injection	In-house
	EPOCH (epoetin beta)	*Anemia with cancer treatment	Recombinant human erythropoietin	Subcutaneous injection	In-house
	VAL	Post-hepatectomy/Liver transplantation	Valine, Liver-regeneration promoting agent	Injection	In-house
Phase II	CHS13340	Osteoporosis	Recombinant parathyroid hormone (rhPTH1-34)	Nasal spray	Codeveloped with Suntory
	GM-611	Gastroparesis (Diabetic/Idiopathic)	Motilin agonist, Recovery of gastrointestinal motility	Tablet	In-house
Phase I	CAL	Hypercalcemia of malignancy	Humanized anti-PTHrP mAb	Injection	In-house
	BO-653	Restenosis in post-PTCA, Coronary heart disease	Antioxidant	Capsule	In-house

Overseas Development Pipeline

Stage	Code Name (Generic Name)	Expected Indications	Remarks	Dosage Form	Origin
Filed (Taiwan)	PB-94 (sevelamer HCl)	Hyperphosphatemia	Phosphate binding agent	Tablet	Genzyme
Phase II (US)	GM-611	Gastroparesis (Diabetic/Idiopathic), GERD (Gastroesophageal reflux disease)	Motilin agonist, Recovery of gastrointestinal motility	Tablet	In-house
Phase II (EU)	MRA	Rheumatoid arthritis	Humanized anti-human IL-6 receptor mAb	Injection	In-house
Phase II (France)	MRA	Multiple myeloma	Humanized anti-human IL-6 receptor mAb	Injection	In-house
Phase II (US)	BO-653	Restenosis in Post-PTCA, Coronary heart disease	Antioxidant	Capsule	In-house
	CAL	Bone metastasis, Hypercalcemia of malignancy	Humanized anti-PTHrP mAb	Injection	In-house
Phase I (UK)	AHM	Multiple myeloma	Humanized anti-HM1.24 mAb	Injection	In-house
Phase I (US)	MRA	Multiple myeloma	Humanized anti-human IL-6 receptor mAb	Injection	In-house
Phase I (UK)	MRA	Juvenile idiopathic arthritis	Humanized anti-human IL-6 receptor mAb	Injection	In-house



Domestic R&D

In December 2001, a domestic new drug application (NDA) was filed for PB-94 (sevelamer HCl), a phosphate binding agent licensed-in from U.S.-based Genzyme Corporation, for the treatment of hyperphosphatemia in patients with chronic renal failure who are undergoing dialysis. In March 2002, Chugai filed an NDA for *Epogin*® (epoetin beta) for the additional indication of anemia in premature infants. In June 2002, an NDA was also filed for LY139481 HCl (raloxifene HCl), a selective estrogen receptor modulator, for the treatment of osteoporosis in postmenopausal women. In May 2002, a Phase II clinical trial was completed for MRA—a humanized anti-IL-6 receptor mAb that was created using the Company's antibody engineering technologies—for treating rheumatoid arthritis, and preparations for the Phase III trial of this candidate are ongoing. In January 2002, a Phase II clinical trial commenced for VAL, a liver-regeneration promoting agent for use after liver surgery or transplantation. In February 2002, a Phase I clinical trial commenced for CAL, a humanized mAb to parathyroid hormone-related protein (PTHrP), for the indication of hypercalcemia of malignancy.

Dainippon Ink & Chemicals, Inc., has begun independently developing TA-270, a 5-lipoxygenase inhibitor for the treatment of asthma. The Company's NDA for *Epogin*® for the additional indication of refractory anemia was withdrawn in February 2002.

Overseas R&D

Working through Chugai Pharma U.S.A., the Company is engaged in a Phase II trial of CAL for the indication of bone metastasis. It is also proceeding with the Phase II trial of BO-653, an antioxidant that is expected to be used for the prevention of post-PTCA restenosis. The clinical trial of GM-611, a motilin agonist for treating gastroparesis, had been temporarily interrupted, but permission to resume the clinical trial was granted after a report on animal testing studies was submitted to the U.S. Food and Drug Administration. The Phase II trial of GM-611 resumed in July 2002.

In Europe, Chugai Pharma Europe is conducting a Phase II clinical trial of MRA in 13 countries. In the United Kingdom, Chugai Pharma Europe is engaged in a Phase I clinical trial of AHM, a mAb that targets the HM1.24 antigen and is expected to be used for the treatment of multiple myeloma.

As it works to promote improved medical care and health, the Chugai Group is guided by a fundamental policy of placing emphasis on the development and supply of top-quality products and services with superior efficacy and safety. Developed in line with rigorous quality assurance systems, Chugai products contribute greatly to medical care providers' effectiveness and help improve healthcare consumers' quality of life.



Domestic Markets

One of the Company's principal products, *Epogin®*, is extensively used to alleviate anemia and improve the quality of life of patients who are undergoing or preparing for hemodialysis due to renal insufficiency. Moreover, in May 2001 the Company began marketing *Epogin®* in a prefilled syringe version. In fiscal 2002, sales of *Epogin®* amounted to ¥62.7 billion, up 13.4% from the previous fiscal year.

Neutrogin® (marketed as *Granocyte®* overseas) is another principal Chugai product. *Neutrogin®* is used to treat neutropenia caused by aplastic anemia or resulting from chemotherapy treatment for cancer as well as to treat neutropenia in bone marrow transplant patients.

In November 2001, the American Heart Association announced the positive results of the IONA study (Impact of Nicorandil in Angina), a mega-trial focusing on the cardioprotective effects of nicorandil on angina patients. Nicorandil is an antianginal drug, marketed as *Sigmart®* in Japan and as *Ikorel®* in many other countries. Domestic sales of *Sigmart®* amounted to ¥15.6 billion in fiscal 2002.

Suvenyl®, an agent for enhancing joint functionality, and *Oxarol®*, a vitamin D_3 derivative for treating secondary hyperparathyroidism in hemodialysis patients, smoothly penetrated their markets and have been highly evaluated by medical specialists. In addition, to strengthen its position in Oncology field, the Company began in June 2002 to co-promote *Kytril®*, a 5-HT_3 receptor antagonist marketed by Nippon Roche.

Chugai has supplemented its principal traditional nonprescription product brands—the *Guronsan®* line of nutritional supplement drinks and the *Varsan®* line of home-use insecticides—with the *Zenol®* line, which centers on *Zenol Exum®* anti-inflammatory analgesic poultices. The Company plans to continue strengthening all three of these brands while energetically implementing total marketing programs that encompass product development, advertising, and sales promotion activities.

Chugai has been restructuring its medical devices business to enable autonomous operations. Seeking to concentrate a greater share of its resources in its core business field of therapeutic drugs, however, the Company withdrew from the medical devices field on March 31, 2002. Marketing rights for medical device products previously marketed by Chugai were transferred to Kobayashi Pharmaceutical Co., Ltd., as of January 1, 2002.

Overseas Markets

Chugai's global marketing network covers four regions: Japan, Europe, Asia-Oceania, and the United States. Recently, the Company has put particular effort into building up its capabilities as the sole marketer of *Granocyte*® in three principal European countries—the United Kingdom, Germany, and France—as well as in Taiwan. Chugai is also formulating a marketing strategy that aims to establish an autonomous marketing network in the United States. The Company is seeking to further strengthen its infrastructure for global product marketing programs.

Granocyte® is currently marketed in 70 countries overseas, and annual sales of the drug outside Japan in 2001 rose to US$130 million, with a European market share of around 30%. *Ikorel*®, an antianginal drug, is marketed in 11 countries throughout Asia and Europe under a licensing arrangement. Annual sales of *Ikorel*® outside Japan in 2001 reached approximately US$55 million, and the announcement of the IONA study results is expected to further accelerate *Ikorel*®'s penetration of the markets of additional countries. Sucralfate (generic name), an antiulcer and antigastritis agent, is marketed by Chugai subsidiaries in the United Kingdom and Taiwan. In the United States and many other countries, independent licensees are marketing the product, thus, the drug's trade name varies. Through these companies, sales of sucralfate totaled approximately US$65 million in 2001.

□ PRESCRIPTION PHARMACEUTICALS

Product Name (Generic Name)	Remarks
Epogin® (epoetin beta)	Agent for anemia associated with chronic renal failure
Alfarol® (alfacalcidol)	Agent for osteoporosis
Neutrogin® (lenograstim)	Agent for neutropenia associated with chemotherapy
Sigmart® (nicorandil)	Antianginal agent
Rythmodan® (disopyramide)	Antiarrhythmic agent
Suvenyl® (sodium hyaluronate)	Agent for knee pain associated with rheumatoid arthritis
Ulcerlmin® (sucralfate)	Agent for gastritis and ulcers
Oxarol® (maxacalcitol)	Agent for secondary hyperparathyroidism in hemodialysis patients
Amoban® (zopiclone)	Agent for sleep disorders
Preran® (trandolapril)	ACE inhibitor for hypertension
Glyceol® (glycerol)	Agent for increased intracranial pressure and cerebral edema

□ NONPRESCRIPTION PRODUCTS

Product Name	Remarks
New Guromont®	Nutritional supplement drink
Guronsan®	Nutritional supplement drink
New Chugai Ichoyaku®	Gastrointestinal medicine
Varsan®	Insecticides
Zenol®	Anti-inflammatory analgesic poultices

Addressing Environmental Issues

Since establishing its Environmental Department in 1974, Chugai has steadily increased its commitment to environmental protection. In 1996, the Company drafted its basic environmental protection policies and set up the Chugai Environmental Management System (CEMS), which is based on ISO 14001 standards, to reduce the environmental impact of its operations.

Chugai intends to sustain its environmental protection programs while aiming for continual progress in its environmental protection performance based on the "Plan-Do-Check-Act" cycle prescribed by the CEMS. The environmental protection and safety performance of each plant, R&D facility, office, and Group company is audited, and results are reported to top management so that environmental protection programs can be reevaluated.

Obtaining ISO 14001 Certification

Four of the parent company's plants—the Fujieda, Utsunomiya, Ukima, and Matsunaga plants—have obtained ISO 14001 certification for their environmental management systems. The Fujieda Plant was the second pharmaceutical plant in Japan to receive such certification, and it was reinspected and recertified in June 2001, three years after the original certification.

Reducing the Impact on the Environment

Chugai is working to promote waste reduction and the efficient use of resources and energy at every stage of its R&D, manufacturing, and marketing operations.

In line with its goal of reducing industrial waste emissions to zero, Chugai implemented various measures during fiscal 2002 that included outsourcing the production of a portion of its products and introducing composting for the disposal of organic waste generated at the Fujieda Plant and Fuji Gotemba Research Laboratories.

Although the Company's total carbon dioxide emissions have risen in line with growth in production volume, emissions per sales volume unit have been decreasing due to improvements in manufacturing methods, the promotion of energy efficiency, and other factors. In addition, the Fuji Gotemba Research Laboratories have switched from using heavy oil as a boiler fuel, having begun the full-scale operation of a boiler fueled by refuse-derived material, thereby contributing to the local community's campaign to reduce refuse volume.

The Company has also campaigned to reduce energy consumption and CO_2 emissions associated with its plants, R&D facilities, and other facilities by introducing energy-saving equipment and policies.

Chugai takes thorough steps to purify wastewater and carefully manages chemicals with significant environmental impact. In addition, it is engaged in a diversity of other environmental impact reduction programs, such as the promotion of green procurement and the development of environment-friendly products.

Increasing Awareness of Environmental Issues

To increase awareness of environmental issues and promote environment-friendly operations, the Chugai Group continually organizes training programs. The number of employees who were trained in these programs to qualify as internal environmental auditors exceeded 171 during fiscal 2002.

Environmental Information Disclosure

Since 1998, Chugai has annually updated the information its Web site provides on the environmental protection activities of each of its facilities. In addition, Chugai began publishing and distributing an environmental report in June 2001 on its Web site.

Contributing to Regional Communities

Aiming to increase its independent capabilities for fighting local forest fires and undertaking other disaster countermeasures, the Suwa Branch of the Chugai Research Institute for Medicinal Science, Inc., has procured a variety of disaster countermeasure equipment. This equipment is stored in two disaster-response warehouses on the branch's grounds, and a wastewater storage pond has been created to ensure a sufficient supply of water for fighting local fires. All Group plants, R&D facilities, and offices undertake various volunteer initiatives to contribute to local communities, such as the organization of neighborhood cleanup programs and provision of financial support for disaster victims.

Since the establishment of the Japan Marrow Donor Foundation (JMDF), Chugai has undertaken diverse activities to increase awareness of bone marrow transplants and promote the registration of bone marrow donors. During fiscal 2002, the Company sponsored a Jose Carreras Charity Concert to commemorate the JMDF's 10th anniversary, produced a new version of a video that promotes greater awareness of the potentially life-saving contributions of blood donor volunteers, and made contributions to high school organizations that support bone marrow banks as well as to other social welfare organizations.

COMPOSITION OF INDUSTRIAL WASTE (tons)


50,000
40,000
30,000
20,000
10,000
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Volume of Industrial Waste Generation: The volume of waste products at the time of generation (volume before intermediate processing and pre-reuse processing, including water prior to dehydration)
Volume of Industrial Waste Disposal: The volume of waste after in-house intermediate processing (dehydration, etc.), which corresponds to the volume of waste consigned to waste processing specialist companies
Ultimately Disposed Volume: The volume of waste remaining for landfill after direct processing and intermediate processing (incineration, etc.)
Recycled Volume: The volume of the portion of industrial waste that is recycled by specialist companies

CARBON DIOXIDE EMISSIONS (tons, index)


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
40
35
30
25
20
15
10
5
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

CO_2 Emission Volume (left scale) CO_2 Emission Volume per Unit of Net Sales (right scale)

Note: CO_2 emission volumes from electricity, gas, crude oil, and other energy sources used at our plants and research laboratories are calculated by multiplying the usage volume of each energy source by its respective conversion factor.
Figures for CO_2 emissions per unit of net sales reflect the ratio of CO_2 emissions volume (in tons) to ¥100 million of net sales.

Operating Environment

During the fiscal year under review, Japan's pharmaceutical industry continued to face a severe environment due to factors such as the government's ongoing efforts to curtail drug-related expenses. Against this backdrop, Chugai strove to expedite its product development and broaden the scope of its strategic partnerships. While endeavoring to foster greater sales of its products in domestic and overseas markets, the Company implemented marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use and increase customer confidence.

Net Sales

Chugai's consolidated net sales increased 4.3% from the previous fiscal year, to ¥211.7 billion. Domestic and export sales of prescription pharmaceuticals advanced 6.7%, to ¥165.1 billion. This reflected the steady sales growth of such mainstay offerings as *Epogin*® (epoetin beta), which were further boosted by the May 2001 launch of the drug in a prefilled syringe version. The sales growth of *Suvenyl*® (sodium hyaluronate) and *Oxarol*® (maxacalcitol) more than offset decreases owing to the transfer of marketing rights for two products—*Taxotere*® (docetaxel), an agent for treating malignant tumors for which marketing rights were transferred back to Aventis Pharma Ltd. on March 31, 2001, and *Keiten*® (cefpirome), a cephalosporin antibiotic for which marketing rights were transferred to Fujisawa Pharmaceutical Co., Ltd., on March 1, 2002—as well as decreases owing to lower sales of such


SALES BY PRODUCT CATEGORY (Billion ¥)
2002/3
2001/3
2000/3
1999/3
1998/3
0
60
120
180
240
Prescription Pharmaceuticals
Diagnostic Products
Nonprescription Products
Agrochemicals
Others


SALES BY PRODUCT APPLICATION (%)
2002/3
2001/3
2000/3
1999/3
1998/3
0
25
50
75
100
Central Nervous System
Cardiovascular, Respiratory
Gastrointestinal
Hormone, Vitamin, Tonic
Hematological Agents
Metabolic
Anticancer, Chemotherapeutic
Antibiotic
Pest Control
Diagnostic
Other

products as *Rythmodan*® (disopyramide), an antiarrhythmic agent.

Sales of Mainstay Products		(Billion ¥)
Years ended March 31,	2002	2001
Epogin®	**62.7**	55.3
Alfarol®	**20.0**	19.9
Neutrogin®/*Granocyte*®	**19.1**	18.2
Sigmart®	**17.5**	17.0
Rythmodan®	**9.2**	9.7
Guronsan®	**11.4**	13.7
Varsan®	**7.5**	8.7

For nonprescription pharmaceuticals, the ongoing slump in consumer demand had a negative effect on sales of the *Guronsan*® line and other nutritional supplement drinks, which declined considerably. Consequently, sales of nonprescription pharmaceuticals declined 13.3%, to ¥22.9 billion.

In diagnostics, continued strong growth was seen in the sales of products for detecting sexually transmitted diseases by Chugai's U.S.–based subsidiary, Gen-Probe. Total diagnostics sales grew 24.2%, to ¥18.7 billion.

Overseas sales, including exports, advanced 22.3%, to ¥29.1 billion, representing 13.8% of consolidated net sales. This was attributable to growth in the sales of such products as *Granocyte*® and *Ikorel*®.

Overseas Sales		(Billion ¥)
Years ended March 31,	2002	2001
North America	**15.4**	12.8
Europe	**11.9**	9.2
Other	**1.8**	1.8
	29.1	23.8

Costs and Expenses

The cost of sales amounted to ¥65.0 billion, up 4.7%, while selling, general and administrative (SG&A) expenses, including R&D expenses, rose ¥9.3 billion, to ¥120.0 billion. Consequently, the ratio of cost of sales to net sales increased 0.1 percentage point, to 30.7%, and the ratio of SG&A expenses to net sales edged down 0.1 percentage point, to 34.1%. Research and development



NET SALES (Billion ¥)
250
200
150
100
50
0
1998/3
1999/3
2000/3
2001/3
2002/3



OVERSEAS SALES (Billion ¥)
30
24
18
12
6
0
1998/3
1999/3
2000/3
2001/3
2002/3

expenses amounted to ¥47.8 billion, reflecting growing investment in R&D related to antibody drugs, and the ratio of R&D expenses to net sales increased 2.3 percentage points, to 22.6%.

In addition, based on new accounting standards regarding financial products that were adopted in the previous fiscal year, other expenses included ¥3.3 billion recorded as a valuation loss on investment securities.

Earnings

Operating income decreased 11.7%, to ¥26.7 billion, and the ratio of operating income to net sales was 12.6%.

The Company recorded other income as compensation for the transfer of marketing rights for products now considered to be outside the scope of core operations as well as the transfer of medical device marketing rights to Kobayashi Pharmaceutical Co., Ltd.

As a result of the aforementioned factors, net income for the fiscal year amounted to ¥14.6 billion, down 5.8%.

Year-end cash dividends were set at ¥8.00 per share, and total cash dividends applicable to the fiscal year were thus maintained at ¥16.00 per share.

Financial Position

At the balance sheet date, total assets amounted to ¥349.2 billion, up ¥9.1 billion from the previous year-end. Investment securities were restated at their fair market values at year-end, and the resulting ¥2.5 billion in net unrealized gain on securities



NET INCOME (Billion ¥)
20
16
12
8
4
0
1998/3
1999/3
2000/3
2001/3
2002/3



R&D EXPENSES (Billion ¥, %)
50
40
30
20
10
0
1998/3
1999/3
2000/3
2001/3
2002/3
R&D Expenses
% of Net Sales

was directly credited to shareholders' equity. As strictly defined, working capital (current assets less current liabilities) amounted to ¥91.7 billion, and the liquidity ratio stood at 200.8%. The Company has maintained a sound financial position.

Reflecting the aforementioned net unrealized gain on securities and other factors, total shareholders' equity rose ¥10.5 billion, to ¥200.8 billion.

Cash Flows

Cash and cash equivalents at end of year totaled ¥53.4 billion, down ¥3.7 billion. Net cash provided by operating activities increased ¥11.7 billion, to ¥29.7 billion. Net cash used in investing activities increased ¥21.6 billion, to ¥29.3 billion, and included ¥14.5 billion in cash used to fund the acquisition of fixed assets, including capital investments that were primarily for the installation of new manufacturing facilities and their renewal.

Net cash used in financing activities decreased ¥0.5 billion, to ¥5.0 billion, despite an increase in cash dividends paid. This reflected such factors as the redemption of U.S. dollar-denominated bonds with warrants in the previous fiscal year.

RETURN ON ASSETS/RETURN ON EQUITY (%)



15
12
9
6
3
0
1998/3
1999/3
2000/3
2001/3
2002/3
Return on Equity
Return on Assets

COMPOSITION OF TOTAL CAPITAL EMPLOYED (Billion ¥, %)



350
280
210
140
70
0
60
48
36
24
12
0
1998/3
1999/3
2000/3
2001/3
2002/3
Total Capital Employed (left scale)
Total Shareholders' Equity (left scale)
Interest-Bearing Debt (left scale)
Other Liabilities (left scale)
Ratio of Total Shareholders' Equity to Total Capital Employed (right scale)

Board of Directors



From left:
Yuji Suzawa, Osamu Nagayama,
Ken-ichiro Gocho, and Motoo Ueno

PRESIDENT AND CEO, CHAIRMAN OF THE BOARD OF DIRECTORS

Osamu Nagayama

DEPUTY PRESIDENTS, MEMBERS OF THE BOARD OF DIRECTORS

Yuji Suzawa
Ken-ichiro Gocho
Motoo Ueno

MEMBERS OF THE BOARD OF DIRECTORS

Ryuzo Kodama
Etsuro Ogata
Abraham E. Cohen

CORPORATE AUDITORS

Takashi Hagihara
Tsuguo Ogasawara
Kenichi Fujinawa
Kazunobu Kobayashi

(As of June 27, 2002)

Executive Officers

Osamu Nagayama
President and CEO

Yuji Suzawa
Deputy President and CFO

Ken-ichiro Gocho
Deputy President

Motoo Ueno
Deputy President

Ryuzo Kodama
Senior Vice President

Takeshi Yoshida
Senior Vice President

Hironobu Komiya
Senior Vice President of
Regulatory Affairs/Quality Assurance

Akira Okazaki
Vice President of
Pharmaceutical Production/
Regulatory Affairs Audit

Takao Homma
Vice President,
Director of Corporate Planning Office

Kazunori Inoue
Vice President,
Director of Human Resources Dept.

Hiroyuki Saito
Vice President of
Industry Affairs/External Affairs/
Education & Training

Tatsumi Yamazaki
Vice President of
Intellectual Property/Product Planning/
Development Coordination/Research

Yasuo Maeno
Vice President of
Ethical Pharmaceutical Sales and Marketing

Hiroyuki Ohta
Vice President,
Director of Business Development Office

Koichi Shoji
Vice President of
Clinical Development/Ethical
Pharmaceutical Product Research

Yoshinori Hibino
Vice President of
International Business

Shozo Matsuyoshi
Vice President,
President of Personal Healthcare Company

(As of June 27, 2002)

FINANCIAL

CONSOLIDATED FIVE-YEAR SUMMARY

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2002, 2001, 2000, 1999 and 1998

	Millions of yen					Thousands of U.S. dollars (Note 3)
	2002	2001	2000	1999	1998	**2002**
Results for the year:						
Net sales	**¥211,705**	¥203,005	¥195,506	¥189,555	¥185,775	**$1,591,767**
Gross profit	**146,743**	140,959	136,511	128,660	125,986	**1,103,331**
Selling, general and administrative expenses	**72,189**	69,527	66,540	66,781	69,577	**542,774**
Research and development expenses	**47,845**	41,189	39,993	37,674	35,764	**359,737**
Operating income	**26,709**	30,243	29,978	24,205	20,645	**200,820**
Net income	**14,598**	15,500	8,761	8,049	9,751	**109,759**
Capital investments	**14,292**	9,689	13,321	17,299	20,134	**107,459**
Depreciation and amortization	**12,939**	14,408	14,462	13,399	11,485	**97,286**
Amounts per share (Yen and U.S. dollars):						
Net income (basic)	**¥ 57.93**	¥ 61.70	¥ 35.53	¥ 32.66	¥ 39.56	**$ 0.44**
Cash dividends	**16.00**	16.00	13.00	11.50	11.50	**0.12**
Financial position at year-end:						
Total assets	**¥349,226**	¥340,174	¥321,087	¥305,069	¥295,720	**$2,625,759**
Property, plant and equipment, net	**81,445**	77,798	80,225	80,713	75,846	**612,368**
Long-term debt	**26,269**	66,279	66,512	71,413	81,118	**197,511**
Total shareholders' equity	**200,779**	190,257	170,972	151,263	146,104	**1,509,617**
Other statistics:						
Number of employees	**4,964**	4,931	4,877	4,804	4,739	

Note: The accompanying notes to the consolidated financial statements are an integral part of this summary.

CONTENTS

CONSOLIDATED BALANCE SHEETS

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries
March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 3)
ASSETS	**2002**	2001	**2002**
Current assets:			
Cash and cash equivalents	**¥ 53,426**	¥ 57,161	**$ 401,699**
Marketable securities including short-term investments (Note 13)	**24,800**	4,991	**186,466**
Receivables:			
Trade notes	**9,828**	11,922	**73,895**
Trade accounts	**56,185**	56,581	**422,444**
Other	**3,854**	3,786	**28,977**
Reserve for doubtful accounts	**(263)**	(342)	**(1,977)**
Inventories (Note 5)	**26,272**	25,947	**197,534**
Deferred tax assets (Note 10)	**6,663**	5,615	**50,098**
Other	**1,984**	1,389	**14,917**
Total current assets	**182,749**	167,050	**1,374,053**
Property, plant and equipment, at cost:			
Land	**12,800**	12,646	**96,240**
Buildings	**86,897**	82,778	**653,361**
Machinery and equipment	**91,421**	88,045	**687,376**
Construction in progress	**5,181**	1,652	**38,955**
	196,299	185,121	**1,475,932**
Accumulated depreciation (Note 6)	**(114,854)**	(107,323)	**(863,564)**
Property, plant and equipment, net	**81,445**	77,798	**612,368**
Investments and other assets:			
Investment securities (Note 13)	**41,682**	53,925	**313,398**
Unconsolidated subsidiaries and affiliates	**190**	160	**1,429**
Long-term loans	**907**	1,193	**6,820**
Prepaid expenses	**3,966**	5,166	**29,819**
Lease deposits	**3,143**	3,009	**23,632**
Excess of cost over net assets of acquired subsidiaries	**6,357**	6,253	**47,797**
Deferred tax assets (Note 10)	**12,198**	9,935	**91,714**
Other	**16,589**	15,685	**124,729**
Total investments and other assets	**85,032**	95,326	**639,338**
Total assets	**¥349,226**	¥340,174	**$2,625,759**

Note: The accompanying notes are an integral part of these consolidated statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 3)
	2002	2001	2002
Current liabilities:			
Short-term bank loans (Note 7)	**¥ 3,690**	¥ 3,810	**$ 27,744**
Long-term debt due within one year (Note 7)	**40,134**	313	**301,759**
Payables:			
Trade notes	**2,133**	2,821	**16,038**
Trade accounts	**8,021**	7,837	**60,308**
Construction	**4,980**	3,067	**37,444**
Other	**5,731**	5,146	**43,090**
Income taxes (Note 10)	**3,634**	10,798	**27,323**
Deferred tax liabilities (Note 10)	**5**	11	**38**
Accrued liabilities	**19,988**	18,757	**150,286**
Other	**2,715**	3,128	**20,414**
Total current liabilities	**91,031**	55,688	**684,444**
Long-term liabilities:			
Long-term debt (Note 7)	**26,269**	66,279	**197,511**
Deferred tax liabilities (Note 10)	**22**	37	**165**
Reserve for employees' retirement benefits (Note 11)	**27,520**	23,644	**206,917**
Reserve for officers' retirement benefits	**492**	511	**3,699**
Other	**2,111**	2,768	**15,872**
Total long-term liabilities	**56,414**	93,239	**424,164**
Minority interests in consolidated subsidiaries	**1,002**	990	**7,534**
Shareholders' equity (Notes 8 and 17):			
Common stock:			
Authorized: 800,000,000 shares			
Issued and outstanding: 2002—252,068,564 shares	**24,035**	—	**180,714**
2001—252,000,233 shares	**—**	23,994	**—**
Additional paid-in capital	**35,181**	35,140	**264,519**
Retained earnings	**137,189**	127,135	**1,031,496**
Net unrealized gain on securities	**2,528**	5,211	**19,008**
Translation adjustments	**1,915**	(1,219)	**14,399**
Treasury stock, at cost	**(69)**	(4)	**(519)**
Total shareholders' equity	**200,779**	190,257	**1,509,617**
Total liabilities and shareholders' equity	**¥349,226**	¥340,174	**$2,625,759**

Note: The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF INCOME

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2002	2001	2000	**2002**
Net sales	**¥211,705**	¥203,005	¥195,506	**$1,591,767**
Cost of sales	**64,962**	62,046	58,995	**488,436**
Gross profit	**146,743**	140,959	136,511	**1,103,331**
Selling, general and administrative expenses	**72,189**	69,527	66,540	**542,774**
Research and development expenses	**47,845**	41,189	39,993	**359,737**
Operating income	**26,709**	30,243	29,978	**200,820**
Other income (expenses):				
Interest and dividend income	**679**	1,100	1,078	**5,105**
Interest expense	**(959)**	(974)	(978)	**(7,211)**
Equity in earnings of affiliated companies	**957**	731	604	**7,196**
Other (Note 9)	**(1,093)**	(1,760)	(16,647)	**(8,218)**
	(416)	(903)	(15,943)	**(3,128)**
Income before income taxes and minority interests	**26,293**	29,340	14,035	**197,692**
Income taxes (Note 10)	**11,673**	13,744	5,192	**87,767**
Minority interests	**(22)**	(96)	(82)	**(166)**
Net income	**¥ 14,598**	¥ 15,500	¥ 8,761	**$ 109,759**
	Yen			U.S. dollars (Note 3)
Net income per share:				
Basic	**¥ 57.93**	¥ 61.70	¥ 35.53	**$ 0.44**
Fully diluted	**49.09**	52.18	30.49	**0.37**

Note: The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	2002	2001	2000
Number of shares of common stock:			
Balance at beginning of year	**252,000,233**	249,159,719	246,484,647
Conversion of bonds	**68,331**	91,408	—
Exercise of warrants	**—**	2,749,106	2,675,072
Balance at end of year	**252,068,564**	252,000,233	249,159,719

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2002	2001	2000	**2002**
Common stock (Note 8):				
Balance at beginning of year	**¥ 23,994**	¥ 22,551	¥ 21,192	**$ 180,406**
Conversion of bonds	**41**	46	—	**308**
Exercise of warrants	**—**	1,397	1,359	**—**
Balance at end of year	**¥ 24,035**	¥ 23,994	¥ 22,551	**$ 180,714**
Additional paid-in capital (Note 8):				
Balance at beginning of year	**¥ 35,140**	¥ 33,330	¥ 31,614	**$ 264,211**
Conversion of bonds	**41**	47	—	**308**
Exercise of warrants	**—**	1,763	1,716	**—**
Balance at end of year	**¥ 35,181**	¥ 35,140	¥ 33,330	**$ 264,519**
Retained earnings (Notes 8 and 17):				
Balance at beginning of year	**¥127,135**	¥115,117	¥ 98,463	**$ 955,902**
Decrease in retained earnings due to decrease in shareholding in a consolidated subsidiary	**(71)**	—	—	**(534)**
Cumulative effect of revaluation of securities of overseas subsidiaries	**—**	3	—	**—**
Cumulative effect of foreign currency translation of accounts of overseas subsidiaries	**—**	22	—	**—**
Cumulative effect of adoption of tax-effect accounting	**—**	—	10,247	**—**
Net income	**14,598**	15,500	8,761	**109,759**
Cash dividends	**(4,410)**	(3,444)	(2,835)	**(33,158)**
Other	**(63)**	(63)	481	**(473)**
Balance at end of year	**¥137,189**	¥127,135	¥115,117	**$1,031,496**
Net unrealized gain on securities (Note 13):				
Balance at beginning of year	**¥ 5,211**	¥ —	¥ —	**$ 39,181**
Net change during year	**(2,683)**	5,211	—	**(20,173)**
Balance at end of year	**¥ 2,528**	¥ 5,211	¥ —	**$ 19,008**
Translation adjustments:				
Balance at beginning of year	**¥ (1,219)**	¥ —	¥ —	**$ (9,165)**
Net change during year	**3,134**	(1,219)	—	**23,564**
Balance at end of year	**¥ 1,915**	¥ (1,219)	¥ —	**$ 14,399**
Treasury stock, at cost:				
Balance at beginning of year	**¥ (4)**	¥ (26)	¥ (6)	**$ (30)**
Net change during year	**(65)**	22	(20)	**(489)**
Balance at end of year	**¥ (69)**	¥ (4)	¥ (26)	**$ (519)**
Total shareholders' equity	**¥200,779**	¥190,257	¥170,972	**$1,509,617**

Note: The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2002	2001	2000	**2002**
Cash flows from operating activities:				
Income before income taxes and minority interests	**¥26,293**	¥29,340	¥14,035	**$197,692**
Depreciation and amortization	**12,939**	14,408	14,462	**97,286**
Compensation for early termination of a contract	**—**	(8,400)	—	**—**
Increase (decrease) in reserve for employees' retirement benefits	**3,883**	(1,755)	2,260	**29,195**
Accrued liability for pension plan	**—**	—	11,985	**—**
Interest and dividend income	**(679)**	(1,100)	(1,078)	**(5,105)**
Interest expense	**959**	974	978	**7,211**
Equity in earnings of affiliated companies	**(957)**	(731)	(604)	**(7,196)**
Loss on disposal of fixed assets	**880**	862	308	**6,617**
Loss on sales and revaluation of investment securities	**3,271**	96	1,932	**24,594**
Decrease (increase) in notes and accounts receivable	**2,783**	(2,629)	(2,343)	**20,925**
Increase in inventories	**(102)**	(2,751)	(395)	**(767)**
Decrease in notes and accounts payable	**(642)**	(497)	(1,586)	**(4,827)**
(Decrease) increase in accrued consumption tax	**(867)**	73	657	**(6,519)**
Other	**2,361**	964	1,720	**17,751**
Subtotal	**50,122**	28,854	42,331	**376,857**
Interest and dividends received	**717**	1,083	1,122	**5,391**
Interest paid	**(959)**	(1,058)	(1,020)	**(7,211)**
Income taxes paid	**(20,205)**	(10,879)	(16,314)	**(151,917)**
Net cash provided by operating activities	**29,675**	18,000	26,119	**223,120**
Cash flows from investing activities:				
Purchases of marketable securities	**(34,771)**	(15,161)	(28,501)	**(261,436)**
Proceeds from sales of marketable securities	**15,095**	11,624	43,435	**113,496**
Net decrease in mortgage securities	**—**	7,500	—	**—**
Purchases of investment securities	**(9,432)**	(13,760)	(294)	**(70,917)**
Proceeds from sales of investment securities	**13,730**	12,527	145	**103,233**
Purchases of fixed assets	**(14,528)**	(10,607)	(13,897)	**(109,233)**
Proceeds from sales of fixed assets	**209**	26	273	**1,571**
Net decrease in short-term loans	**75**	12	—	**564**
Net decrease in long-term loans	**332**	147	331	**2,496**
Additional acquisition of shares of consolidated subsidiaries	**(1)**	—	(418)	**(7)**
Other	**—**	—	(597)	**—**
Net cash (used in) provided by investing activities	**(29,291)**	(7,692)	477	**(220,233)**
Cash flows from financing activities:				
Net (decrease) increase in short-term bank loans	**(120)**	(210)	88	**(902)**
Net decrease in long-term debt	**(348)**	(84)	(150)	**(2,617)**
Redemption of bonds	**—**	(4,565)	(9,599)	**—**
Proceeds from issuance of stock	**—**	2,788	2,713	**—**
Cash dividends paid	**(4,410)**	(3,444)	(2,835)	**(33,158)**
Other	**(74)**	20	(26)	**(556)**
Net cash used in financing activities	**(4,952)**	(5,495)	(9,809)	**(37,233)**
Effect of exchange rate changes on cash and cash equivalents	**940**	512	(459)	**7,068**
Net (decrease) increase in cash and cash equivalents	**(3,628)**	5,325	16,328	**(27,278)**
Cash and cash equivalents at beginning of year	**57,161**	51,836	35,825	**429,782**
Adjustments for exclusion of subsidiaries from consolidation	**(107)**	—	(317)	**(805)**
Cash and cash equivalents at end of year	**¥53,426**	¥57,161	¥51,836	**$401,699**

Note: The accompanying notes are an integral part of these consolidated statements.

1. BASIS OF FINANCIAL STATEMENTS

Chugai Pharmaceutical Co., Ltd. ("the Company") and its domestic consolidated subsidiaries maintain their books of account in accordance with accounting principles and practices generally accepted and applied in Japan, and its foreign subsidiaries maintain their books of account in conformity with those of their countries of domicile.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Financial Services Agency and the stock exchanges in Japan as required by the Securities and Exchange Law of Japan and have been prepared in accordance with accounting principles and practices generally accepted in Japan, which may differ in certain respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. Certain modifications of and reclassifications in the presentation of the accompanying financial statements, including the presentation of statements of shareholders' equity, have been made to facilitate understanding by readers outside Japan.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates The consolidated financial statements include the accounts of the Company and its significant companies which it controls directly or indirectly. Companies over which the Company exercises significant influence in terms of their operating and financial policies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

The excess of cost over net assets acquired with respect to the consolidated subsidiaries is amortized on a straight-line basis. The Company has adopted a twenty-year or a forty-year amortization period for such excess of cost over assets of subsidiaries acquired.

Investments in companies which are not consolidated or accounted for by the equity method are carried at cost.

Certain foreign subsidiaries are consolidated on the basis of a fiscal period ending December 31, which differs from the year-end date of the Company; however, the effect of this difference in fiscal period is immaterial to the consolidated financial statements.

(b) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries and the balance sheet accounts, except for the components of shareholders' equity, are translated into yen at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity.

(c) Cash equivalents Cash equivalents consist principally of cash in banks, money market funds and highly liquid investments with maturities of three months or less when purchased.

(d) Inventories Inventories other than work in process are stated at cost determined principally by the average cost method. Work in process is stated at cost determined principally by the first-in, first-out method.

(e) Depreciation Depreciation of property, plant and equipment is calculated primarily by the declining-balance method at rates based on the estimated useful lives of the respective assets.

(f) Leases Non-cancelable leases are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that leases which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(g) Securities Effective the year ended March 31, 2001, the Company adopted an accounting standard for financial instruments ("Opinion Concerning the Establishment of Accounting Standards for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999). In accordance with this standard, securities other than trading securities, held-to-maturity debt securities and equity investments in subsidiaries and affiliates have been classified as other securities.

Under this standard, marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. If the fair value of the marketable securities classified as other securities has declined significantly, such securities are written down to fair value thus establishing a new cost basis, and the amount of each write-down is charged to income as an impairment loss unless the fair value is deemed to be recoverable.

The effect of this change was to increase income before income taxes and minority interests for the year ended March 31, 2001 by ¥916 million.

In addition, certain reclassifications were made in the presentation of these financial instruments on April 1, 2000. Securities with maturities of one year or less were recorded as marketable securities in current assets, and other securities were recorded as investment securities in investments and other assets. As a result of this change, marketable securities decreased and investment securities increased by ¥29,562 million for the year ended March 31, 2001.

Except for the above-mentioned reclassifications, no retroactive adjustments have been made for previous years.

(h) Retirement benefits Effective the year ended March 31, 2001, the Company adopted a new accounting standard for retirement benefits ("Opinion Concerning the Establishment of Accounting Standards for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998). In accordance with this standard, the reserve for employees' retirement benefits has been provided based on the projected retirement benefit obligation and the pension plan assets. The reserve for employees' retirement benefits is stated at the amount required to cover the liability as of the balance sheet date and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date.

The Company amortized ¥6,126 million of unfunded retirement benefits and has presented this as other expense. The Company also established a trust fund for employees' retirement benefits and contributed ¥6,000 million to this trust for the fiscal year ended March 31, 2001. The effect of this change was to increase expenses by ¥1,528 million and to decrease income before income taxes and minority interests by ¥7,374 million for the year ended March 31, 2001.

Until March 31, 2000, retirement allowances had been provided at the present value of the estimated retirement benefits to be paid upon future termination after excluding the portion covered by the pension plans.

Directors and corporate auditors are not covered by the above retirement benefit plans. However, the liability for their retirement benefits is calculated based on management's estimate of the amounts which would be payable if those corporate officers retired as of the balance sheet date. Amounts payable to directors and corporate auditors upon retirement are subject to the approval of the shareholders.

(i) Research and development expenses Research and development expenses are charged to income when incurred.

(j) Income taxes Deferred tax assets and liabilities are determined based on the differences between financial and tax reporting of the assets and liabilities and are measured using the statutory tax rates which will be in effect when the differences are expected to be realized.

(k) Net income per share The computation of basic net income per share is based on the weighted average number of shares of common stock less treasury stock outstanding for each year. Fully diluted net income per share is computed based on the weighted average number of shares of common stock less treasury stock outstanding after giving effect to the dilutive potential of shares of common stock issuable upon the conversion of convertible bonds.

(l) Appropriation of retained earnings Under the Commercial Code of Japan (the "Code"), the appropriation of retained earnings with respect to a given financial period is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such appropriations. Refer to Note 17.

3. U.S. DOLLAR AMOUNTS

The U.S. dollar amounts in the consolidated financial statements as of and for the year ended March 31, 2002 have been translated from Japanese yen at the rate of ¥133 to US$1.00, the exchange rate prevailing on March 31, 2002. The translation is presented for convenience only and should not be construed as a representation that the Japanese yen have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rate.

4. REVENUE RECOGNITION OF A U.S. SUBSIDIARY

The U.S.–based consolidated subsidiary Gen-Probe Incorporated, previously recognized up-front license fee payments from other companies received under a collaboration research agreement as revenue. The fee is non-refundable and not contingent upon anything other than the signing of the collaboration agreement. Upon the announcement of the U.S. Securities and Exchange Commission's SAB 101, "Revenue Recognition" effective the 4th quarter of 2000, however, Gen-Probe Incorporated changed its revenue recognition policy from that outlined above, to recognizing this license fee revenue over the entire period of the collaboration agreement.

As a result of this change, an adjustment of ¥1,974 million of deferred revenue at the beginning of the financial year ended March 31, 2001 was made and has been presented as loss on adjustment of prior-year profit of an overseas subsidiary due to change in accounting standard. The effect of this change was to increase net sales by ¥589 million and to decrease income before income taxes and minority interests by ¥1,384 million for the year ended March 31, 2001.

5. INVENTORIES

Inventories at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Finished products	**¥12,749**	¥11,619	**$ 95,857**
Work in process and semifinished products	**10,036**	10,977	**75,459**
Raw materials and supplies	**3,487**	3,351	**26,218**
	¥26,272	¥25,947	**$197,534**

6. DEPRECIATION

Depreciation of property, plant and equipment for the years ended March 31, 2002, 2001 and 2000 was ¥11,359 million ($85,406 thousand), ¥12,198 million and ¥12,081 million, respectively.

7. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans consisted principally of short-term notes, generally 90-day notes, bearing interest at rates ranging from 0.64% to 1.75% and from 0.64% to 1.875% per annum at March 31, 2002 and 2001, respectively.

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
1.7% unsecured convertible bonds due 2002	**¥ 9,906**	¥ 9,906	**$ 74,481**
1.1% unsecured convertible bonds due 2002	**29,916**	29,998	**224,932**
1.05% unsecured convertible bonds due 2008	**24,903**	24,903	**187,241**
Unsecured bank loans due serially through 2007 at rates ranging from 0.64% to 7.68%	**1,655**	1,714	**12,443**
Unsecured insurance loans due serially to 2004 at 2.3%	**23**	35	**173**
Others due serially to 2002 at rates ranging from 2.425% to 3.45%, unsecured	**—**	36	**—**
	66,403	66,592	**499,270**
Amount due within one year	**(40,134)**	(313)	**(301,759)**
	¥26,269	¥66,279	**$197,511**

The conversion prices and periods of the convertible bonds are summarized as follows:

	Conversion price per share as of March 31, 2002	Conversion period (up to and including)
1.7% unsecured convertible bonds due 2002	¥1,952.40	June 27, 2002
1.1% unsecured convertible bonds due 2002	1,200.00	June 28, 2002
1.05% unsecured convertible bonds due 2008	1,014.00	September 29, 2008

The Company decided to exercise its early redemption option for all the 1.1% unsecured convertible bonds at the redemption amount of ¥104 for a par value of ¥100 in accordance with a resolution approved at a Board of Directors meeting held on December 26, 2001. As a result, the related maturity date has been changed from June 30, 2006 to June 28, 2002 and the end of the conversion period has been changed from June 29, 2006 to June 28, 2002.

At March 31, 2002, if all convertible bonds had been converted at the current conversion prices, 55,000,000 new shares would have been issuable.

Under the indentures, trust deeds and warrant agency agreements, each conversion price is subject to adjustment in certain cases which include stock splits. Sufficient shares of common stock are reserved for the conversion of all outstanding convertible bonds.

The aggregate annual maturities of long-term debt subsequent to March 31, 2002 are summarized as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2003	¥40,134	$301,759
2004	309	2,323
2005	266	2,000
2006	264	1,985
2007	264	1,985
2008 and thereafter	25,166	189,218
	¥66,403	$499,270

8. SHAREHOLDERS' EQUITY

On October 1, 2001, an amendment (the "Amendment") to the Commercial Code of Japan (the "Code") became effective. The Amendment eliminates the stated par value of the Company's outstanding shares, which resulted in all outstanding shares having no par value as of October 1, 2001. The Amendment also provides that all share issuances after September 30, 2001 will be of shares with no par value. Prior to the date on which the Amendment became effective, the Company's shares had a par value of ¥50 per share.

The Code provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings should be appropriated to the legal reserve until the legal reserve and additional paid-in capital equals 25% of the common stock account. The Code also stipulates that, to the extent that the sum of additional paid-in capital account and the legal reserve exceed 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders.

9. OTHER INCOME (EXPENSES)

The components of "Other" in "Other income (expenses)" for each of the three years in the period ended March 31, 2002 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Gain on sales of distribution rights, etc.	**¥ 3,266**	¥ —	¥ —	**$24,556**
Loss on inventories	**(1,496)**	(404)	—	**(11,248)**
Valuation loss on investment securities	**(3,261)**	—	—	**(24,519)**
Compensation for early termination of a contract	**—**	8,400	—	**—**
Amortization of unfunded retirement benefit obligation	**—**	(6,126)	—	**—**
Loss on adjustment of prior-year profit of an overseas subsidiary due to change in accounting standard (Note 4)	**—**	(1,974)	—	**—**
Amortization of prior service cost of pension plan and allowances for employees' retirement benefits	**—**	—	(14,653)	**—**
Other	**398**	(1,656)	(1,994)	**2,993**
	¥(1,093)	¥ (1,760)	¥(16,647)	**$ (8,218)**

10. INCOME TAXES

Income taxes in Japan applicable to the Company and its domestic subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax. The approximate aggregate statutory rate was 41.5% for the years ended March 31, 2002, 2001 and 2000.

Income taxes for the years ended March 31, 2002, 2001 and 2000 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Income taxes:				
Current	**¥12,998**	¥16,815	¥11,415	**$97,729**
Deferred	**(1,325)**	(3,071)	(6,223)	**(9,962)**
	¥11,673	¥13,744	¥ 5,192	**$87,767**

The significant components of deferred tax assets and liabilities as of March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Deferred tax assets:			
Reserve for employees' retirement benefits	**¥ 9,853**	¥ 9,596	**$ 74,083**
Amortization of deferred charges	**1,880**	2,086	**14,135**
Reserve for bonuses to employees	**1,854**	1,367	**13,940**
Prepaid expenses	**1,524**	1,413	**11,459**
Other	**7,119**	5,696	**53,526**
Subtotal	**22,230**	20,158	**167,143**
Deferred tax liabilities offset	**(3,369)**	(4,608)	**(25,331)**
Deferred tax assets, net	**¥18,861**	¥15,550	**$141,812**
Deferred tax liabilities:			
Unrealized gain on securities	**¥ 1,785**	¥ 3,692	**$ 13,421**
Intangible assets (differences in basis of depreciation)	**1,138**	908	**8,556**
Other	**473**	56	**3,557**
Subtotal	**3,396**	4,656	**25,534**
Deferred tax assets offset	**(3,369)**	(4,608)	**(25,331)**
Deferred tax liabilities, net	**¥ 27**	¥ 48	**$ 203**

A reconciliation between the statutory tax rate and the effective tax rates for the years ended March 31, 2002, 2001 and 2000 is as follows:

	%		
	2002	2001	2000
Statutory tax rate	**41.5%**	41.5%	41.5%
Items such as entertainment expenses permanently not deductible for tax purposes	**5.4**	5.2	10.8
Items such as dividend income permanently not taxable	**(0.2)**	(0.2)	(3.6)
Inhabitants' per capita taxes	**0.4**	0.3	0.7
Tax rate differences of overseas subsidiaries	**(0.5)**	(0.2)	(2.6)
Tax benefits of research and development costs	**(2.4)**	—	(2.7)
Elimination of loss on liquidation of affiliates	**—**	—	(6.6)
Other	**0.2**	0.2	(0.5)
Effective tax rates	**44.4%**	46.8%	37.0%

11. RETIREMENT BENEFITS

(a) Overview of retirement benefits The Company has various defined benefit plans such as a welfare pension fund plan, a tax qualified pension plan and a lump-sum payment plan. Additional retirement benefits may be paid to retired employees in certain cases. In March 2001, a portion of the lump-sum payment plan was transferred to a tax-qualified pension plan. The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

(b) Retirement benefit obligation (*1)

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Retirement benefit obligation	**¥(61,509)**	¥(60,220)	**$(462,474)**
Plan assets at fair value	**28,351**	30,962	**213,166**
Unfunded retirement benefit obligation	**(33,158)**	(29,258)	**(249,308)**
Unrecognized prior service cost	**(1,562)**	(1,967)	**(11,744)**
Unrecognized actuarial loss	**7,200**	7,581	**54,135**
Reserve for employees' retirement benefits	**¥(27,520)**	¥(23,644)	**$(206,917)**

*1 The government-sponsored portion of the welfare pension fund plan is included in the amounts presented.

(c) Retirement benefit expenses

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Service cost (*1)	**¥3,229**	¥ 2,917	**$24,278**
Interest cost	**1,785**	1,778	**13,421**
Expected return on pension plan assets	**(638)**	(592)	**(4,797)**
Amortization of net retirement benefit obligation at transition	**—**	6,126	**—**
Amortization of actuarial loss	**1,562**	—	**11,744**
Amortization of prior service cost (*2)	**(405)**	(359)	**(3,045)**
Additional retirement benefits	**268**	412	**2,016**
Total retirement benefit expenses	**¥5,801**	¥10,282	**$43,617**

*1 The participants' contributions to the welfare pension fund have been deducted from the amounts presented.

*2 This amount for the year ended March 31, 2001 represents the amortization of prior service cost described above in (b) "Retirement benefit obligation."

(d) Assumptions and policies adopted in the calculation of the retirement benefit obligation are as follows:

1) Discount rate:	3.0%
2) Expected rate of return on plan assets: (Regarding the life insurance company's portion of the plan assets, the rate of return guaranteed at the time of the signing of the contract was approximately 5.5% and this rate was included in calculating the overall expected rate of return on plan assets.)	2.0%
3) Method of attribution of retirement benefits to the year:	Straight-line method for years of service
4) Prior service cost is being amortized as incurred by the declining-balance method over a period which is shorter than the average remaining years of service of the eligible employees:	10 years
5) Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized by the declining-balance method over a period which is shorter than the average period of the remaining years of service of the eligible employees:	10 years

12. LEASES

The Company holds certain machinery and equipment under finance leases, which do not transfer the ownership to the lessee. These leases are not capitalized, but are accounted for by a method similar to that applicable to operating leases. If the leases had been capitalized, the acquisition costs and accumulated depreciation of the leased assets at March 31, 2002 and 2001 would have been as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Machinery, equipment and others	**¥2,650**	¥2,150	**$19,925**
Accumulated depreciation	**(1,852)**	(1,326)	**(13,925)**
	¥ 798	¥ 824	**$ 6,000**

Rental expenses, primarily for office space and equipment, amounted to ¥5,059 million ($38,038 thousand), ¥5,254 million and ¥5,492 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Lease payments relating to finance lease transactions accounted for as operating leases are included in the above figures and totaled ¥525 million ($3,947 thousand), ¥538 million and ¥749 million for the years ended 2002, 2001 and 2000, respectively. Future minimum lease payments subsequent to March 31, 2002 for finance leases accounted for as operating leases are summarized as follows:

Year ending March, 31	Millions of yen	Thousands of U.S. dollars
2003	¥357	$2,684
2004 and thereafter	441	3,316
	¥798	$6,000

13. SECURITIES

Securities consisted of marketable securities and non-marketable securities classified as other securities. The acquisition costs, carrying value and unrealized gain (loss) on marketable securities by type of security at March 31, 2002 and 2001 are summarized as follows:

(a) Other securities with known market value

2002	Millions of yen Acquisition cost	Millions of yen Carrying value	Millions of yen Unrealized gain (loss)	Thousands of U.S. dollars Acquisition cost	Thousands of U.S. dollars Carrying value	Thousands of U.S. dollars Unrealized gain (loss)
(1) Securities whose carrying value exceeds their acquisition costs:						
Stocks	**¥ 4,832**	**¥ 9,994**	**¥5,162**	**$ 36,331**	**$ 75,143**	**$38,812**
Bonds	**4,393**	**4,397**	**4**	**33,030**	**33,060**	**30**
Other	**6,999**	**6,999**	**0**	**52,624**	**52,624**	**0**
Subtotal	**16,224**	**21,390**	**5,166**	**121,985**	**160,827**	**38,842**
(2) Securities whose carrying value does not exceed their acquisition costs:						
Stocks	**5,683**	**5,229**	**(454)**	**42,729**	**39,316**	**(3,413)**
Bonds	**396**	**396**	**—**	**2,977**	**2,977**	**—**
Other	**33,405**	**33,005**	**(400)**	**251,166**	**248,158**	**(3,008)**
Subtotal	**39,484**	**38,630**	**(854)**	**296,872**	**290,451**	**(6,421)**
Total	**¥55,708**	**¥60,020**	**¥4,312**	**$418,857**	**$451,278**	**$32,421**

2001	Millions of yen Acquisition cost	Millions of yen Carrying value	Millions of yen Unrealized gain (loss)
(1) Securities whose carrying value exceeds their acquisition costs:			
Stocks	¥ 8,743	¥19,155	¥10,412
Bonds	11,289	11,344	55
Other	172	173	1
Subtotal	20,204	30,672	10,468
(2) Securities whose carrying value does not exceed their acquisition costs:			
Stocks	5,037	3,530	(1,507)
Bonds	23,014	22,946	(68)
Other	135	135	(0)
Subtotal	28,186	26,611	(1,575)
Total	¥48,390	¥57,283	¥ 8,893

(b) Securities without known market value

	Millions of yen **2002**	Millions of yen 2001	Thousands of U.S. dollars **2002**
Other securities:			
Unlisted securities, except for those traded on the OTC market and other	**¥6,462**	¥1,632	**$48,586**

(c) The schedule for redemption of other securities with maturity dates is summarized as follows:

	Millions of yen		Thousands of U.S. dollars	
Other securities with maturity dates:	Within one year	Between one and five years	Within one year	Between one and five years
Government and local, central and regional government bonds, etc.	¥ 1,713	¥ —	$ 12,880	$ —
Corporate bonds	20,971	15,504	157,677	116,571
Other	11,990	—	90,150	—
	¥34,674	¥15,504	$260,707	$116,571

14. DERIVATIVE TRANSACTIONS

The Company utilizes derivative financial instruments for the purpose of hedging its exposure to adverse fluctuations in foreign currency exchange rates, but does not enter into such transactions for speculative trading purposes.

The Company is exposed to credit risk in the event of nonperformance by its counterparties to the derivative positions, but it is believed that any such loss would not be material because the Company enters into derivatives transactions only with financial institutions with high credit ratings.

15. SEGMENT INFORMATION

The Company and its consolidated subsidiaries are engaged principally in the manufacture and sales of pharmaceutical products in Japan and overseas, primarily in North America and Europe.

Business segments As net sales, operating income and total assets of the non-pharmaceutical segments constituted less than 10% of the consolidated totals for the years ended March 31, 2002, 2001 and 2000, the disclosure of business segment information has been omitted.

Geographical areas As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals for the years ended March 31, 2002, 2001 and 2000, the disclosure of geographical segment information has been omitted.

Overseas sales Overseas sales, which include export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries, for the years ended March 31, 2002, 2001 and 2000 are summarized as follows:

	Millions of yen				Thousands of U.S. dollars			
Year ended March 31, 2002	North America	Europe	Other	Total	North America	Europe	Other	Total
Overseas sales	**¥15,386**	**¥11,895**	**¥1,831**	**¥ 29,112**	**$115,684**	**$89,436**	**$13,767**	**$ 218,887**
Consolidated net sales				**211,705**				**1,591,767**
Overseas sales as a percentage of consolidated net sales	**7.3%**	**5.6%**	**0.9%**	**13.8%**				

	Millions of yen			
Year ended March 31, 2001	North America	Europe	Other	Total
Overseas sales	¥12,809	¥9,240	¥1,757	¥ 23,806
Consolidated net sales				203,005
Overseas sales as a percentage of consolidated net sales	6.3%	4.5%	0.9%	11.7%

Year ended March 31, 2000	Millions of yen North America	Europe	Other	Total
Overseas sales	¥11,184	¥8,948	¥1,583	¥ 21,715
Consolidated net sales				195,506
Overseas sales as a percentage of consolidated net sales	5.7%	4.6%	0.8%	11.1%

16. CONTINGENT LIABILITIES

At March 31, 2002, the Company was contingently liable as guarantor of loan obligations of ¥61 million ($459 thousand) in the aggregate to its employees and of export bills discounted with banks which totaled ¥81 million ($609 thousand).

17. SUBSEQUENT EVENT

Appropriations of retained earnings

The following appropriations of retained earnings, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2002, were approved at a general meeting of the shareholders of the Company held on June 27, 2002:

	Millions of yen	Thousands of U.S. dollars
Cash dividends	¥2,016	$15,158
Bonuses to directors and corporate auditors	63	474

Resolution on merger with Nippon Roche

On May 24, 2002, the Company signed a definitive agreement to merge with Nippon Roche K.K. (Nippon Roche) on October 1, 2002, which was approved at the general shareholders' meeting of June 27, 2002. The series of procedures described below followed an agreement on December 10, 2001, between Chugai Pharmaceutical and F. Hoffmann–La Roche (Roche) to form a strategic alliance centered on the Japanese pharmaceutical operations of both companies, including healthcare. (Roche Pharmholding B.V., (Roche Pharmholding) a Netherlands based company is the signee to the agreement for the Roche side.) An outline of the agreements is presented below.

1. Merger with Nippon Roche

1) *Purpose of merger*

In keeping with the Basic Alliance Agreement on the strategic alliance with Roche, Chugai Pharmaceutical and Nippon Roche will merge to leverage their superior global competitiveness based on strong foundations in new drug development and marketing in the Japanese market. As part of this move, the "new" Chugai Pharmaceutical will become Roche's sole pharmaceutical representative in the Japanese market, thus increasing the corporate values of the Chugai Pharmaceutical Group and the Roche Group.

2) *Details of merger*

(1) Date of merger: October 1, 2002

(2) Merger process: Chugai Pharmaceutical will become the ongoing entity by absorbing Nippon Roche. Nippon Roche will be dissolved upon merger.

(3) Merger ratios

Company	Merger ratio*
Chugai Pharmaceutical	2,234.42
Nippon Roche	1

**Share allotment ratios*

For one share of Nippon Roche common stock, shareholders will receive 2,234.42 shares of Chugai Pharmaceutical common stock.

(4) New shares issued as a result of the merger: 196,628,960 shares of common stock

(5) Board Members newly appointed as a result of the merger

Candidates for Board Members to be appointed at the merger are as follows:

Wataru Ogawa	William M.Burns
Franz Bernhard Humer	Hiroaki Shigeta

3) Details of post-merger company

(1) Company name	Chugai Pharmaceutical Co., Ltd.
(2) Operations	Manufacturing and marketing pharmaceuticals
(3) Registered headquarters' address	5-1, Ukima 5-chome, Kita-ku, Tokyo
(4) CEO	Osamu Nagayama
(5) Capital	Not finalized. Nippon Roche capital of ¥8,800 million will be included as capital reserve. No increase in capital is to occur as a result of the merger.
(6) Total assets	Not finalized.
(7) Fiscal year-end	March 31

2. Issue of new shares to third party

In order to affect the alliance with Roche, Chugai will issue new shares to Roche Pharmholding through a third-party allotment.

1) Overview of new share issue

(1) Maximum number of shares to be issued	Common share 111,231,514
(2) Issue price	¥1,780 per share
(3) Maximum amount to be issued	¥197,992,094,920
(4) Amount not capitalized	¥890 per share
(5) Initial date of dividend	Per diem

(6) Share allotment methodology

Share Allotment to Roche Pharmholding is calculated with the following methodology:

Number of shares $(X - Y) \times \frac{0.501}{0.499} - Y - 196{,}628{,}960$

X: Outstanding number of shares issued as of July 31, 2002

Y: Number of shares to be acquired by Roche Pharmholding through tender offer

3. Reduction in capital and decrease in capital reserve

1) Purpose of reduction in capital and capital reserve

The Company has resolved to spin off its wholly owned U.S. diagnostic business subsidiary Gen-Probe Incorporated, headquartered in San Diego, California, which competes with Roche in certain diagnostic businesses, in order to maximize the impact of the alliance through the concentration of management resources on its core business of pharmaceuticals. Taking into account shareholder expectations of strong future growth at Gen-Probe, the Company decided on a spin-off through capital reduction that would allow Chugai Pharmaceutical shareholders to retain a stake in the company.

2) Overview of capital reduction

(1) Amount of capital and capital reserve to be reduced

Capital	¥24,034 million reduced by ¥19,059 million, to ¥4,975 million
Capital reserve	¥35,180 million reduced by ¥19,059 million, to ¥16,121 million

(2) Capital reduction methodology

Shareholders listed on the Chugai shareholders register as of July 31, 2002 will be allotted 0.086 shares in Gen-Probe and a cash amount for every one share of common stock of Chugai.

4. Sale of a subsidiary

The Company decided to sell, prior to the Merger, to Fujirebio Inc. 9,400 shares in Chugai Diagnostics Science Co., Ltd. ("CDS"), which constitute all the issued and outstanding shares in CDS, and certain assets related to CDS.

SHIN NIHON & CO.
ERNST & YOUNG INTERNATIONAL

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-, Tokyo 100-0011
C.P.O. Box1196, Tokyo 100-8641

Phone: 03-3503-1191
Fax : 03-3503-1277

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Chugai Pharmaceutical Co., Ltd.

We have audited the consolidated balance sheets of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements referred to above present fairly the consolidated financial position of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles and practices generally accepted in Japan consistently applied during the period.

As described in Note 2, Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries have adopted new accounting standards for retirement benefits, financial instruments and foreign currency transactions and translations effective the year ended March 31, 2001 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Shin Nihon & Co.

June 27, 2002

See Note 1 which explains the basis of preparation of the consolidated financial statements of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries under Japanese accounting principles and practices.

HEAD OFFICE

1-9, Kyobashi 2-chome
Chuo-ku, Tokyo 104-8301, Japan
Telephone: +81-(0) 3-3281-6611
Facsimile: +81-(0) 3-3281-2828
URL: http://www.chugai-pharm.co.jp

BRANCHES

Sapporo•Sendai•Tokyo 1•Yokohama•
Tokyo 2•Nagoya•Osaka•Kyoto•
Takamatsu•Hiroshima•Fukuoka

PLANTS

Ukima (Tokyo)•Matsunaga (Hiroshima)•
Kagamiishi (Fukushima)•Fujieda (Shizuoka)•
Utsunomiya (Tochigi)•Takaoka (Toyama)

RESEARCH LABORATORIES

Takada (Tokyo)•Fuji Gotemba (Shizuoka)•
Tsukuba (Ibaraki)

DOMESTIC SUBSIDIARIES AND AFFILIATE*

Koei Pharma Co., Ltd.
Eiko Kasei Co., Ltd.
Chugai Research Institute
for Medical Science, Inc.
Chugai Business Support Co., Ltd.
Medical Culture Inc.
Chugai Distribution Co., Ltd.
Chugai Transportation Co., Ltd.
Chugai Techno Business Co., Ltd.
Tohoku Chugai Pharmaceutical Co., Ltd.
Hiroshima Chugai Pharmaceutical Co., Ltd.
Chugai Diagnostics Science Co., Ltd.
Takaoka Chugai Pharmaceutical Co., Ltd.
Chugai Lilly Clinical Research Co., Ltd.*

OVERSEAS REPRESENTATIVE OFFICES

Beijing Representative Office
1610 Beijing Fortune Bldg.
No. 5 Dong San Huan Bei Lu
Chao Yang District
Beijing 100004, China
Telephone: +86-(0) 10-6590-8061

Shanghai Representative Office
1404 Shanghai Medical Mansion
200 Taicang Road
Shanghai 200020, China
Telephone: +86-(0) 21-6355-8788

Guangzhou Representative Office
Unit 2508, Yian Plaza
No. 33 Jian She 6th Road
Guangzhou 510060, China
Telephone: +86-(0) 20-8385-1399

OVERSEAS SUBSIDIARIES AND AFFILIATE*

Chugai Pharma Europe Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5600

Chugai Pharma Marketing Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5656

Chugai Pharma U.K. Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5680

Chugai Pharma Marketing Ltd.
Germany Branch
Lyoner Strasse 15, Atricom 7 OG
60528 Frankfurt am Main, Germany
Telephone: +49-(0) 69-663000-0

Chugai Pharma France S.A.S.
Immeuble Lafayette, La Defense 5
2, Place des Vosges
92051 Paris La Defense Cedex, France
Telephone: +33-(0) 1-56-37-05-20

Chugai - Aventis S.N.C.
20 Avenue Raymond Aron
92165 Antony Cedex, France
Telephone: +33-(0) 1-55-71-68-62

Chugai U.S.A., Inc.
6275 Nancy Ridge Drive
San Diego, CA 92121, U.S.A.
Telephone: +1-858-535-5901

Chugai U.S.A., Inc.
New York Office
444 Madison Avenue
New York, NY 10022, U.S.A.
Telephone: +1-212-486-7780

Gen-Probe Incorporated
10210 Genetic Center Drive
San Diego, CA 92121, U.S.A.
Telephone: +1-858-410-8000

Chugai Pharma U.S.A., LLC
6275 Nancy Ridge Drive
San Diego, CA 92121, U.S.A.
Telephone: +1-858-535-5900

Shanghai Chugai Pharma Co., Ltd.
1406 Shanghai Medical Mansion
200 Taicang Road
Shanghai 200020, China
Telephone: +86-(0) 21-6328-5186

Chugai Pharma Taiwan Ltd.
4F, No. 180, Sec. 2, Min-Sheng E. Road
Taipei, Republic of China
Telephone: +886-(0) 2-2506-6699

C&C Research Laboratories*
146-141, Annyung-ri, Taean-up
Hwasung-gun, Kyunggi-do
445-970 Republic of Korea
Telephone: +82-(0) 31-2306-542

(As of June 27, 2002)

INDEX

CORPORATE DATA

Date of Foundation: 1925
Stated Capital: ¥24,034,806,833
Number of Shares Issued of Common Stock: 252,068,564
Number of Shareholders: 20,966
Stock Listings: Tokyo, Nagoya, Osaka, Fukuoka
Fiscal Year-End: March 31
General Meeting of Shareholders: June
Stock Transfer Agent: UFJ Trust Bank Limited
Newspaper for Public Notices: *Nihon Keizai Shimbun*

(As of March 31, 2002)

Major Shareholders:

Name	Number of Shares Held (Thousands)/ Percentage of Total Shares Outstanding
The Chase Manhattan Bank, N.A. London	27,343 / 10.84
Sumitomo Mitsui Banking Corporation	12,596 / 4.99
J.P. Morgan Trust Bank Ltd., nontaxable acc.	8,332 / 3.30
Sumitomo Life Insurance Company	7,007 / 2.77
The Mitsubishi Trust & Banking Co., Ltd., *shintaku* acc.	6,236 / 2.47
The Nichido Fire and Marine Insurance Co., Ltd.	5,767 / 2.28
The Asahi Bank, Limited	5,489 / 2.17
The Government of Singapore Investment Corporation Pte. Ltd.	5,441 / 2.15
State Street Bank & Trust Company	4,975 / 1.97
Morgan Stanley & Company Inc.	4,741 / 1.88

Stock Price Information:

Price Range of Common Stock	Tokyo Stock Exchange Price per Share of Common Stock	
	High	Low
Fiscal 2002		
First Quarter	**¥2,010**	**¥1,802**
Second Quarter	**1,928**	**1,676**
Third Quarter	**1,890**	**1,451**
Fourth Quarter	**1,577**	**1,310**
Fiscal 2001		
First Quarter	¥2,325	¥1,750
Second Quarter	2,260	1,791
Third Quarter	1,999	1,796
Fourth Quarter	1,978	1,607

* Fiscal year ended March 31

CHUGAI'S GLOBAL NETWORK



Chugai Pharma Europe Ltd. (London, U.K.)
Chugai Pharma Marketing Ltd. (London, U.K.)
Chugai Pharma U.K. Ltd. (London, U.K.)
Chugai - Aventis S.N.C. (Antony, France)
Beijing Representative Office (Beijing, China)
C&C Research Laboratories (Kyunggi, Republic of Korea)
Chugai U.S.A., Inc. (San Diego, U.S.A.)
Chugai Pharma U.S.A., LLC (San Diego, U.S.A.)
Gen-Probe Incorporated (San Diego, U.S.A.)
Chugai Pharmaceutical Co., Ltd.
Chugai Pharma Taiwan Ltd. (Taipei, Republic of China)
Chugai U.S.A., Inc. New York Office (New York, U.S.A.)
Chugai Pharma Marketing Ltd. Germany Branch (Frankfurt, Germany)
Chugai Pharma France S.A.S. (Paris, France)
Shanghai Representative Office (Shanghai, China)
Guangzhou Representative Office (Guangzhou, China)

○ **Overseas Subsidiaries** ○ **Branches/Office** □ **Overseas Representative Offices** △ **R&D Partner**

For your well-being
CHUGAI PHARMACEUTICAL CO., LTD.
Tel: +81-(0) 3-3273-0881 Fax: +81-(0) 3-3281-6607
E-mail: pr@chugai-pharm.co.jp

Printed in Japan

File Number: 82-34668

Attachment 2

FACTS AND FIGURES 2002



For the Well-Being of People Worldwide

02 OCT 31 AM 8:50

CHUGAI PHARMACEUTICAL CO., LTD.

Contents

PROFILE

Chugai Pharmaceutical Co., Ltd.—founded in 1925 as Chugai Shinyaku Co., Ltd.—is currently one of the leading Japanese companies in its industry and provides many in-house-developed products to customers worldwide. In the fiscal year ended March 31, 2002, 78.0% of consolidated net sales came from prescription pharmaceuticals, our core business, and the remainder from nonprescription products, including over-the-counter (OTC) drugs, nutritional supplements, and insecticides.

Chugai consistently invests approximately 20% of its annual net sales in R&D, one of the highest levels among Japanese pharmaceutical companies and consistent with the highest levels in the industry. This commitment to R&D has paid off in a number of ways, not the least of which was the launch of two breakthrough biotechnology drugs in the early 1990s: *Epogin®* (epoetin beta), an agent for the treatment of anemia associated with chronic renal failure, and *Neutrogin®* (lenagrastim)—marketed as Granocyte outside Japan—an agent for the treatment of neutropenia associated with chemotherapy. Chugai is now striving to expedite the advance to the next developmental stages of promising antibody product candidates as well as other product candidates, implement a new drug development strategy that reflects progress made in drug development technologies and life sciences, and strengthen global R&D capabilities.

Chugai is currently striving to become a global pharmaceutical and medical product company with competitive advantages in specific pharmaceutical research domains. From this global vantage point, the Company will be able to make even greater contributions to the health and quality of life of its customers around the world.

FINANCIAL HIGHLIGHTS (CONSOLIDATED BASIS)


NET SALES
¥ Millions
240,000
180,000
120,000
60,000
0
'98/3
'99/3
'00/3
'01/3
'02/3


NET INCOME
¥ Millions
16,000
12,000
8,000
4,000
0
'98/3
'99/3
'00/3
'01/3
'02/3


RESEARCH AND DEVELOPMENT EXPENSES
¥ Millions
48,000
36,000
24,000
12,000
0
'98/3
'99/3
'00/3
'01/3
'02/3


COMPOSITION OF TOTAL CAPITAL EMPLOYED
¥ Millions
%
350,000
280,000
210,000
140,000
70,000
0
60
48
36
24
12
0
'98/3
'99/3
'00/3
'01/3
'02/3
Total Capital Employed (left scale)
Total Shareholders' Equity (left scale)
Interest-Bearing Debt (left scale)
Other Liabilities (left scale)
Ratio of Total Shareholders' Equity to Total Capital Employed (right scale)

¥ Millions

Fiscal Year Ended:	1998/3	1999/3	2000/3	2001/3	2002/3
For the Year:					
Net Sales	185,775	189,555	195,506	203,005	211,705
Operating Income	20,645	24,205	29,978	30,243	26,709
Income before Income Taxes and Minority Interests	19,444	22,294	14,035	29,340	26,293
Net Income	9,751	8,049	8,761	15,500	14,598
Research and Development Expenses	35,764	37,674	39,993	41,189	47,845
Research and Development Expenses to Net Sales (%)	19.3	19.9	20.5	20.3	22.6
Per Share:					
Net Income (Basic) (¥)	39.56	32.66	35.53	61.70	57.93
Net Income (Fully Diluted) (¥)	33.37	27.95	30.49	52.18	49.09
Shareholders' Equity (¥)	592.82	613.69	686.24	754.99	796.67
Cash Dividends (¥)	11.50	11.50	13.00	16.00	16.00
At Year-End:					
Total Assets	295,720	305,069	321,087	340,174	349,226
Interest-Bearing Debt	85,792	85,028	75,181	70,402	70,093
Total Shareholders' Equity	146,104	151,263	170,972	190,257	200,779
Number of Shares Outstanding	246,464,064	246,484,647	249,159,719	252,000,233	252,068,564
Number of Employees	4,739	4,804	4,877	4,931	4,964

Note: Cash Dividends per Share are calculated on an unconsolidated basis.

OPERATING RESULTS (CONSOLIDATED BASIS)

NET SALES BY PRODUCT CATEGORY



¥ Millions
240,000
180,000
120,000
60,000
0
'98/3
'99/3
'00/3
'01/3
'02/3
Prescription Pharmaceuticals
Nonprescription Products
Diagnostic Products
Others

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS/ INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS TO NET SALES



¥ Millions
%
35,000
28,000
21,000
14,000
7,000
0
25
20
15
10
5
0
'98/3
'99/3
'00/3
'01/3
'02/3
Income before Income Taxes and Minority Interests (left scale)
Income before Income Taxes and Minority Interests to Net Sales (right scale)

NET INCOME/NET INCOME TO NET SALES



¥ Millions
%
16,000
12,000
8,000
4,000
0
8
6
4
2
0
'98/3
'99/3
'00/3
'01/3
'02/3
Net Income (left scale)
Net Income to Net Sales (right scale)

¥ Millions

Fiscal Year Ended:	1998/3	1999/3	2000/3	2001/3	2002/3
Net Sales:	185,775	189,555	195,506	203,005	211,705
Prescription Pharmaceuticals	136,535	142,910	149,009	154,772	165,140
Nonprescription Products	27,681	26,324	26,941	26,383	22,877
Diagnostic Products	14,018	14,261	13,246	15,047	18,691
Others	7,541	6,060	6,310	6,803	4,997
Overseas Sales	20,112	22,053	21,715	23,806	29,113
Rate of Increase in Net Sales (%)	0.1	2.0	3.1	3.8	4.3
Income before Income Taxes and Minority Interests	19,444	22,294	14,035	29,340	26,293
Income before Income Taxes and Minority Interests to Net Sales (%)	10.5	11.8	7.2	14.5	12.4
Net Income	9,751	8,049	8,761	15,500	14,598
Net Income to Net Sales (%)	5.2	4.2	4.5	7.6	6.9

PER SHARE DATA (CONSOLIDATED BASIS)

NET INCOME PER SHARE (BASIC)/
NET INCOME PER SHARE (FULLY DILUTED)


¥
60
45
30
15
0
'98/3
'99/3
'00/3
'01/3
'02/3

Net Income per Share (Basic)
Net Income per Share (Fully Diluted)

SHAREHOLDERS' EQUITY PER SHARE


¥
800
600
400
200
0
'98/3
'99/3
'00/3
'01/3
'02/3

CASH DIVIDENDS PER SHARE/PAYOUT RATIO*


¥
16
12
8
4
0
%
80
60
40
20
0
'98/3
'99/3
'00/3
'01/3
'02/3

Cash Dividends per Share (left scale)
Payout Ratio (right scale)

*Unconsolidated basis

¥

Fiscal Year Ended:	1998/3	1999/3	2000/3	2001/3	2002/3
Net Income per Share (Basic)	39.56	32.66	35.53	61.70	57.93
Net Income per Share (Fully Diluted)	33.37	27.95	30.49	52.18	49.09
Shareholders' Equity per Share	592.82	613.69	686.24	754.99	796.67
Cash Dividends per Share	11.50	11.50	13.00	16.00	16.00
Payout Ratio (%)	26.8	34.5	70.0	24.9	29.2

Note: Cash Dividends per Share are calculated on an unconsolidated basis.

PROFITABILITY (CONSOLIDATED BASIS)

GROSS PROFIT RATIO/ OPERATING INCOME TO NET SALES


%
80
60
40
20
0
'98/3
'99/3
'00/3
'01/3
'02/3
Gross Profit Ratio
Operating Income to Net Sales

RETURN ON ASSETS


%
12
9
6
3
0
'98/3
'99/3
'00/3
'01/3
'02/3

RETURN ON EQUITY


%
10
8
6
4
2
0
'98/3
'99/3
'00/3
'01/3
'02/3

%

Fiscal Year Ended:	1998/3	1999/3	2000/3	2001/3	2002/3
Gross Profit Ratio	67.8	67.9	69.8	69.4	69.3
Operating Income to Net Sales	11.1	12.8	15.3	14.9	12.6
Return on Assets	7.3	8.6	9.9	9.5	7.9
Return on Equity	6.8	5.4	5.4	8.6	7.5

Notes: 1. Return on Assets = (Operating Income + Interest and Dividend Income)/Total Assets (Yearly Average) x 100
2. Return on Equity = Net Income/Total Shareholders' Equity (Yearly Average) x 100

STABILITY (CONSOLIDATED BASIS)



CURRENT RATIO/
FIXED ASSETS RATIO
%
400
300
200
100
0
'98/3
'99/3
'00/3
'01/3
'02/3
Current Ratio
Fixed Assets Ratio



INTEREST COVERAGE
Times
35
28
21
14
7
0
'98/3
'99/3
'00/3
'01/3
'02/3



DEBT-TO-EQUITY RATIO/TOTAL
SHAREHOLDERS' EQUITY TO TOTAL ASSETS
%
80
60
40
20
0
'98/3
'99/3
'00/3
'01/3
'02/3
Debt-to-Equity Ratio
Shareholders' Equity to Total Assets

Fiscal Year Ended:	1998/3	1999/3	2000/3	2001/3	2002/3
Current Ratio (%)	344.1	273.8	343.7	300.0	200.8
Fixed Assets Ratio (%)	83.3	81.9	77.2	91.0	82.9
Interest Coverage (Times)	20.3	23.1	31.8	32.2	28.6
Debt-to-Equity Ratio (%)	58.7	56.2	44.0	37.0	34.9
Total Shareholders' Equity to Total Assets (%)	49.4	49.6	53.2	55.9	57.5

Notes: 1. Current Ratio = Current Assets (Fiscal Year-End)/Current Liabilities (Fiscal Year-End) x 100
2. Fixed Assets Ratio = Fixed Assets (Fiscal Year-End)/Total Shareholders' Equity (Fiscal Year-End) x 100
3. Interest Coverage = (Operating Income + Interest and Dividend Income)/Interest Expense
4. Debt-to-Equity Ratio = Interest-Bearing Debt (Fiscal Year-End)/Total Shareholders' Equity (Fiscal Year-End) x 100

EFFICIENCY (CONSOLIDATED BASIS)

TOTAL ASSETS TURNOVER


Times
1.0
0.8
0.6
0.4
0.2
0
'98/3
'99/3
'00/3
'01/3
'02/3

TRADE RECEIVABLES TURNOVER


Times
4
3
2
1
0
'98/3
'99/3
'00/3
'01/3
'02/3

INVENTORIES TURNOVER


Times
10
8
6
4
2
0
'98/3
'99/3
'00/3
'01/3
'02/3

TRADE PAYABLES TURNOVER


Times
20
16
12
8
4
0
'98/3
'99/3
'00/3
'01/3
'02/3

Times

Fiscal Year Ended:	1998/3	1999/3	2000/3	2001/3	2002/3
Total Assets Turnover	0.60	0.63	0.62	0.61	0.61
Trade Receivables Turnover	2.95	2.96	2.98	2.96	3.21
Inventories Turnover	8.35	8.14	8.46	7.82	8.06
Trade Payables Turnover	15.56	14.58	17.84	19.05	20.85

Notes: 1. Total Assets Turnover = Net Sales/Total Assets (Yearly Average)
2. Trade Receivables Turnover = Net Sales/(Trade Notes + Trade Accounts)
3. Inventories Turnover = Net Sales/Inventories
4. Trade Payables Turnover = Net Sales/(Trade Notes + Trade Accounts)

CASH FLOWS FROM OPERATING ACTIVITIES TO NET SALES


%
16
12
8
4
0
'98/3
'99/3
'00/3
'01/3
'02/3

CAPITAL INVESTMENTS TO CASH FLOWS FROM OPERATING ACTIVITIES


%
400
300
200
100
0
'98/3
'99/3
'00/3
'01/3
'02/3

CASH FLOWS FROM OPERATING ACTIVITIES TO INTEREST-BEARING DEBT


%
45
36
27
18
9
0
'98/3
'99/3
'00/3
'01/3
'02/3

Fiscal Year Ended:	1998/3	1999/3	2000/3	2001/3	2002/3
Cash Flows from Operating Activities (¥ Millions)	6,635	27,737	26,119	18,000	29,675
Cash Flows from Operating Activities to Net Sales (%)	3.6	14.6	13.4	8.9	14.0
Capital Investments to Cash Flows from Operating Activities (%)	303.5	62.4	51.0	53.8	48.2
Cash Flows from Operating Activities to Interest-Bearing Debt (%)	7.7	32.6	34.7	25.6	42.3

CONSOLIDATED BALANCE SHEETS

¥ Millions

At Fiscal Year-End:	1998/3	1999/3	2000/3	2001/3	2002/3
Assets					
Current Assets:					
Cash and Cash Equivalents	¥ 27,832	¥ 35,825	¥ 51,836	¥ 57,161	¥ 53,426
Marketable Securities Including Short-Term Investments	57,220	54,012	38,423	4,991	24,800
Receivables:					
Trade Notes	16,599	16,337	15,314	11,922	9,828
Trade Accounts	46,272	47,667	50,386	56,581	56,185
Unconsolidated Subsidiaries and Affiliates	323	—	—	—	—
Other	1,914	1,595	1,233	3,786	3,854
Reserve for Doubtful Accounts	(580)	(465)	(383)	(342)	(263)
Inventories	22,242	23,289	23,099	25,947	26,272
Deferred Tax Assets	—	—	4,513	5,615	6,663
Other	2,136	2,017	1,367	1,389	1,984
Total Current Assets	173,958	180,277	185,788	167,050	182,749
Property, Plant and Equipment, at Cost:					
Land	12,401	12,268	12,402	12,646	12,800
Buildings	71,550	78,142	79,904	82,778	86,897
Machinery and Equipment	72,945	79,423	85,114	88,045	91,421
Construction in Progress	2,431	2,033	2,908	1,652	5,181
	159,327	171,866	180,328	185,121	196,299
Accumulated Depreciation	(83,481)	(91,153)	(100,103)	(107,323)	(114,854)
Property, Plant and Equipment, Net	75,846	80,713	80,225	77,798	81,445
Investments and Other Assets:					
Investment Securities	17,374	16,239	14,358	53,925	41,682
Unconsolidated Subsidiaries and Affiliates	65	65	176	160	190
Long-Term Loans	2,056	1,902	1,575	1,193	907
Prepaid Expenses	7,051	8,141	6,840	5,166	3,966
Lease Deposits	3,277	3,138	3,051	3,009	3,143
Excess of Cost over Net Assets of Acquired Subsidiaries	7,515	6,706	6,223	6,253	6,357
Deferred Tax Assets	—	—	12,142	9,935	12,198
Other	8,578	7,052	7,453	15,685	16,589
Total Investments and Other Assets	45,916	43,243	51,818	95,326	85,032
Translation Adjustments	—	836	3,256	—	—
Total Assets	¥295,720	¥305,069	¥321,087	¥340,174	¥349,226

¥ Millions

At Fiscal Year-End:	1998/3	1999/3	2000/3	2001/3	2002/3
Liabilities and Shareholders' Equity					
Current Liabilities:					
Short-Term Bank Loans	¥ 3,870	¥ 3,930	¥ 4,020	¥ 3,810	¥ 3,690
Long-Term Debt Due within One Year	804	9,685	4,649	313	40,134
Payables:					
Trade Notes	4,955	3,755	2,576	2,821	2,133
Trade Accounts	6,984	9,242	8,385	7,837	8,021
Unconsolidated Subsidiaries and Affiliates	34	—	—	—	—
Construction	5,093	4,579	3,878	3,067	4,980
Other	5,781	4,650	5,097	5,146	5,731
Income Taxes	706	9,736	4,816	10,798	3,634
Deferred Tax Liabilities	—	—	—	11	5
Accrued Liabilities	19,335	17,483	17,282	18,757	19,988
Other	2,991	2,793	3,350	3,128	2,715
Total Current Liabilities	50,553	65,853	54,053	55,688	91,031
Long-Term Liabilities:					
Long-Term Debt	81,118	71,413	66,512	66,279	26,269
Deferred Tax Liabilities	—	—	502	37	22
Reserve for Employees' Retirement Benefits	—	—	—	23,644	27,520
Reserve for Employees' Retirement Allowances	10,933	11,151	13,412	—	—
Reserve for Officers' Retirement Benefits	1,582	1,034	1,031	511	492
Accrued Liability for Pension Plan	—	—	11,985	—	—
Other	3,094	3,558	1,723	2,768	2,111
Total Long-Term Liabilities	96,727	87,156	95,165	93,239	56,414
Translation Adjustments	1,671	—	—	—	—
Minority Interests in Consolidated Subsidiaries	665	797	897	990	1,002
Shareholders' Equity:					
Common Stock	21,181	21,192	22,551	23,994	24,035
Additional Paid-In Capital	31,601	31,614	33,330	35,140	35,181
Retained Earnings	93,327	98,463	115,117	127,135	137,189
Net Unrealized Gain on Securities	—	—	—	5,211	2,528
Translation Adjustments	—	—	—	(1,219)	1,915
Treasury Stock, at Cost	(5)	(6)	(26)	(4)	(69)
Total Shareholders' Equity	146,104	151,263	170,972	190,257	200,779
Total Liabilities and Shareholders' Equity	¥295,720	¥305,069	¥321,087	¥340,174	¥349,226

CONSOLIDATED STATEMENTS OF INCOME

¥ Millions

Fiscal Year Ended:	1998/3	1999/3	2000/3	2001/3	2002/3
Net Sales	¥185,775	¥189,555	¥195,506	¥203,005	¥211,705
Cost of Sales	59,789	60,895	58,995	62,046	64,962
Gross Profit	125,986	128,660	136,511	140,959	146,743
Selling, General and Administrative Expenses	69,577	66,781	66,540	69,527	72,189
Research and Development Expenses	35,764	37,674	39,993	41,189	47,845
Operating Income	20,645	24,205	29,978	30,243	26,709
Other Income (Expenses):					
Interest and Dividend Income	1,916	1,555	1,078	1,100	679
Interest Expense	(1,112)	(1,117)	(978)	(974)	(959)
Equity in Earnings of Affiliated Companies	—	404	604	731	957
Gain on Sales of Distribution Rights, Etc.	—	—	—	—	3,266
Loss on Inventories	—	—	—	—	(1,496)
Valuation Loss on Investment Securities	—	—	—	—	(3,261)
Compensation for Early Termination of a Contract	—	—	—	8,400	—
Amortization of Unfunded Retirement Benefit Obligation	—	—	—	(6,126)	—
Loss on Adjustment of Prior-Year Profit of an Overseas Subsidiary due to Change in Accounting Standard	—	—	—	(1,974)	—
Amortization of Prior Service Cost of Pension Plan and Allowances for Employees' Retirement Benefits	—	—	(14,653)	—	—
Other—Net	(2,005)	(2,753)	(1,994)	(2,060)	398
	(1,201)	(1,911)	(15,943)	(903)	(416)
Income before Income Taxes and Minority Interests	19,444	22,294	14,035	29,340	26,293
Income Taxes:					
Current	10,600	14,778	11,415	16,815	12,998
Deferred	—	—	(6,223)	(3,071)	(1,325)
Minority Interests	907	533	(82)	(96)	(22)
Net Income	¥ 9,751	¥ 8,049	¥ 8,761	¥ 15,500	¥ 14,598
Amounts per Share (in Yen):					
Net Income (Basic)	¥ 39.56	¥ 32.66	¥ 35.53	¥ 61.70	¥ 57.93
Net Income (Fully Diluted)	33.37	27.95	30.49	52.18	49.09
Cash Dividends	11.50	11.50	13.00	16.00	16.00

Note: Cash Dividends per Share are calculated on an unconsolidated basis.

CONSOLIDATED STATEMENTS OF CASH FLOWS

¥ Millions

Fiscal Year Ended:	1998/3	1999/3	2000/3	2001/3	2002/3
Cash Flows from Operating Activities:					
Income before Income Taxes and Minority Interests	¥19,444	¥22,294	¥14,035	¥29,340	¥26,293
Depreciation and Amortization	11,485	13,399	14,462	14,408	12,939
Compensation for Early Termination of a Contract	—	—	—	(8,400)	—
Increase (Decrease) in Reserve for Employees' Retirement Benefits	(492)	(328)	2,260	(1,755)	3,883
Accrued Liability for Pension Plan	—	—	11,985	—	—
Interest and Dividend Income	(1,916)	(1,555)	(1,078)	(1,100)	(679)
Interest Expense	1,112	1,117	978	974	959
Equity in Earnings of Affiliated Companies	—	(404)	(604)	(731)	(957)
Loss on Disposal of Fixed Assets	348	688	308	862	880
Loss on Sales and Revaluation of Investment Securities	2,720	2,561	1,932	96	3,271
Decrease (Increase) in Notes and Accounts Receivable	1,696	(1,005)	(2,343)	(2,629)	2,783
Increase in Inventories	(2,280)	(1,122)	(395)	(2,751)	(102)
Decrease in Notes and Accounts Payable	(3,241)	(14)	(1,586)	(497)	(642)
(Decrease) Increase in Accrued Consumption Tax	1,259	(683)	657	73	(867)
Other	(4,459)	(2,053)	1,720	964	2,361
Subtotal	25,676	32,895	42,331	28,854	50,122
Interest and Dividends Received	1,916	1,449	1,122	1,083	717
Interest Paid	(1,112)	(868)	(1,020)	(1,058)	(959)
Income Taxes Paid	(19,845)	(5,739)	(16,314)	(10,879)	(20,205)
Net Cash Provided by Operating Activities	6,635	27,737	26,119	18,000	29,675
Cash Flows from Investing Activities:					
Purchases of Marketable Securities	(37,308)	(47,519)	(28,501)	(15,161)	(34,771)
Proceeds from Sales of Marketable Securities	56,917	49,700	43,435	11,624	15,095
Net Decrease in Mortgage Securities	—	—	—	7,500	—
Purchases of Investment Securities	(683)	(1,197)	(294)	(13,760)	(9,432)
Proceeds from Sales of Investment Securities	314	300	145	12,527	13,730
Purchases of Fixed Assets	(20,716)	(18,399)	(13,897)	(10,607)	(14,528)
Proceeds from Sales of Fixed Assets	2,052	111	273	26	209
Net Decrease in Short-Term Loans	—	—	—	12	75
Net Decrease (Increase) in Long-Term Loans	107	(443)	331	147	332
Additional Acquisition of Shares of Consolidated Subsidiaries	—	—	(418)	—	(1)
Other	6,895	188	(597)	—	—
Net Cash (Used in) Provided by Investing Activities	7,578	(17,259)	477	(7,692)	(29,291)
Cash Flows from Financing Activities:					
Net (Decrease) Increase in Short-Term Bank Loans	(303)	(58)	88	(210)	(120)
Net (Decrease) Increase in Long-Term Debt	1,714	97	(150)	(84)	(348)
Redemption of Bonds	(23,785)	—	(9,599)	(4,565)	—
Proceeds from Issuance of Stock	—	20	2,713	2,788	—
Cash Dividends Paid	(2,834)	(2,834)	(2,835)	(3,444)	(4,410)
Other	986	658	(26)	20	(74)
Net Cash Used in Financing Activities	(24,222)	(2,117)	(9,809)	(5,495)	(4,952)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	353	(419)	(459)	512	940
Net (Decrease) Increase in Cash and Cash Equivalents	(9,656)	7,942	16,328	5,325	(3,628)
Cash and Cash Equivalents at Beginning of Year	37,464	27,832	35,825	51,836	57,161
Adjustments for Initial Consolidation of Subsidiaries	24	51	—	—	—
Adjustments for Exclusion of Subsidiaries from Consolidation	—	—	(317)	—	(107)
Cash and Cash Equivalents at End of Year	¥27,832	¥35,825	¥51,836	¥57,161	¥53,426

STOCK PRICE INFORMATION



STOCK PRICE RANGE
¥
2,400
1,800
1,200
600
0
Fiscal Year
Quarter
1998
1999
2000
2001
2002
I
II
III
IV



TRADING VOLUME
1,000 Shares
100,000
75,000
50,000
25,000
0
Fiscal Year
Quarter
1998
1999
2000
2001
2002
I
II
III
IV

Fiscal Year:	1998	1999	2000	2001	2002
Stock Price Range (¥):					
Open	972	858	1,354	1,923	1,932
High	1,080	1,432	2,080	2,325	2,010
Low	570	770	995	1,607	1,310
Close	870	1,368	1,923	1,902	1,456
Trading Volume (1,000 Shares):					
Amount	80,880	129,058	207,531	189,352	225,634
Monthly Average	6,740	10,755	17,294	15,779	18,803

Note: The above data were collected from the Tokyo Stock Exchange until the close on March 31, 2002.

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New York Office
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